As Filed With the Securities and Exchange Commission on August 4, 2000

                                                     Registration No. 333-37478
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                              AMENDMENT NO. 1 TO

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                               BARPOINT.COM, INC.
            (Exact name of registrant as specified in its charter)

              Delaware                              7375                     11-2780723
    (State or Other Jurisdiction       (Primary Standard Industrial       (I.R.S. Employer
 of Incorporation or Organization)      Classification Code Number)     Identification No.)


          One East Broward Boulevard, Fort Lauderdale, Florida 33301
                                (954) 745-7500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                                ---------------
                                  John Macatee

                     President And Chief Executive Officer
          One East Broward Boulevard, Fort Lauderdale, Florida 33301
                                (954) 745-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                         Copies of Communications to:

                              Gary Epstein, Esq.
                            Michele L. Keusch, Esq.
                            Greenberg Traurig, P.A.
                  1221 Brickell Avenue, Miami, Florida 33131
                                (305) 579-0500

       Approximate Date of Commencement of Proposed Sale to the Public:
  As soon as practicable after this Registration Statement becomes effective.
                                ---------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                ---------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------



     Title of Each Class of            Amount              Proposed Maximum            Amount of
   Securities to be Registered    to be Registered  Aggregate Offering Price (1)    Registration Fee
Common Stock, $0.001 par value.. 5,301,211                    $18,554,239              $  4,899(2)



--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee, and pursuant to Rule 457(c), based on the average of the high and low sales price for the Common Stock as reported by the Nasdaq SmallCap Market on August 3, 2000.
(2) A fee in the amount of $11,959 was paid upon the initial filing of this registration statement and accordingly no additional fee is due.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

PROSPECTUS


                              BarPoint.com, Inc.


                                5,301,211 Shares

                                 Common Stock



     The selling stockholders are offering 5,301,211 shares of common stock of BarPoint.com, Inc. We will not receive any proceeds from the sale of stock by the selling stockholders under this prospectus. The selling stockholders acquired the shares of common stock being sold under this prospectus from us in private placement transactions.


     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "BPNT." On August 3, 2000 the closing price of our common stock as reported by the Nasdaq SmallCap Market was $3.41 per share.



     The selling stockholders may offer shares through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices. The selling stockholders may make sales directly to purchasers or through agents, dealers or underwriters.


                               ----------------
     Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.
                               ----------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this Prospectus is August 4, 2000

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to "BarPoint," "we," "our" and "us" refer to BarPoint.com, Inc. and our subsidiaries, unless the context requires otherwise.

                               ----------------
                               TABLE OF CONTENTS
                               ----------------

                                                                                          Page
                                                                                         -----
Prospectus Summary ...................................................................     3
Summary Financial Data ...............................................................     5
Risk Factors .........................................................................     6
Note Regarding Forward-Looking Statements ............................................    11
Use of Proceeds ......................................................................    11
Price Range of Common Stock and Dividend Policy ......................................    12
Selected Financial Data ..............................................................    13
Management's Discussion and Analysis of Financial Condition and Results of Operations     14
Business .............................................................................    17
Management ...........................................................................    24
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values .....    28
Certain Transactions .................................................................    30
Principal Stockholders ...............................................................    32
Selling Stockholders .................................................................    35
Description of Capital Stock .........................................................    38
Plan of Distribution .................................................................    40
Legal Matters ........................................................................    41
Experts ..............................................................................    41
Where You Can Find Additional Information ............................................    41
Index to Financial Statements ........................................................    F-1

                               ----------------
     We own or have rights to the product names, tradenames and trademarks that we use in conjunction with the sale of our products. This prospectus also contains product names, tradenames and trademarks of other companies.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. You should read this entire prospectus carefully.

Our Business

     We have developed and recently launched a product information service utilizing proprietary reverse search technology that enables consumers to access our Internet database and search for product-specific information using unique product identifiers including universal product codes, known as UPCs or barcode numbers. UPC barcode numbers are an international standard identifier for retail products. We are continuing to compile an extensive product database, consisting of millions of retail products with UPC barcode numbers. Our service can be accessed from a desktop computer or a wide variety of Internet-enabled handheld mobile devices, including personal digital assistants known as PDAs, interactive pagers and cellular phones. By typing or scanning the barcode number that manufacturers assign to their products, consumers can easily access a variety of product specific information gathered by us, including:

     o manufacturer contact information;

     o product reviews, specifications and other related information;

     o comparative pricing from a variety of sources; and

     o links to purchase the item from a variety of vendors.


     On December 6, 1999, we launched our preview website without material advertising and promotion, www.barpoint.com, where consumers can access our database to search for information in the following select categories: audio books, books, computers, DVD, music, software and video. In addition, visitors to our preview website can download free software for the Palm VII PDA manufactured by Palm Computing, which enables them to access our database from the Palm VII on a wireless basis. We intend to improve our website with additional categories and features throughout 2000 and we intend to launch a more complete version of our website and service October 2000. We also plan to release versions of our technology for additional wireless mobile devices, including other Palm OS and Microsoft Pocket PC handheld computers, interactive pagers from Research in Motion and Motorola, and Internet and digital enabled cellular phones. Our technology will allow the consumer or business to comparison shop with a handheld wireless device and to purchase products through our e-commerce and retail partners. We believe we have the potential to revolutionize the way consumers and businesses make buying decisions by providing easy and efficient access to the product-specific information required to make those buying decisions. As of June 30, 2000, we had e-commerce agreements with 375 e-commerce vendors including Amazon.com, eToys and Tower Records.

     We incurred a loss from operations of $6.6 million from our inception through March 31, 2000. Prior to the launch of our preview website on December 6, 1999, we had no revenues. We expect to continue to incur operating losses in the foreseeable future due to the costs associated with advertising, research and development, selling, general and administration expenses involved in launching and marketing our service. We are just beginning to generate operating revenues and we are unable to assure our shareholders that we will achieve operating profitability, or sustain it if attained in the future. Substantially all of our revenues were derived from the sale of software for Palm Computing devices by our wholly owned subsidiary, Synergy Solutions.

Our Strategy


     Our objective is to establish ourselves as the leading product-specific comparative information and shopping service for mobile and on-line commerce. To achieve this goal we intend to:


     o integrate our technology into new and existing avenues of Internet access;


     o pursue strategic relationships with retailers, manufacturers and technology partners;


     o establish a brand identity; and


     o capitalize on multiple avenues of generating revenues.


Our Strategic Relationships


     We have recently established a number of strategic relationships to further our business objectives, including:


     o a strategic relationship with Verizon Wireless to integrate our BarPoint Shopper technology into Verizon's mobile web access services;


     o a strategic partnership with AT&T Wireless Services to include our BarPoint Shopper technology as one of their mobile channels;


     o an agreement with Symbol Technologies, Inc., in which Symbol granted us a royalty free license to use Symbol's scanner patents, agreed to supply us with Symbol SPT 1500 devices at set prices, and paid us $1,000,000 in cash for which Symbol received 1,315,789 shares of our common stock, valued at $2,500,000, which currently is approximately 7.7% of our outstanding common stock;


     o a strategic relationship with Palm, Inc. for Palm to distribute our BarPoint Shopper technology application with future handheld computers;


     o an agreement with Motorola to make our service available through their Internet capable phones;


     o an agreement with JP Systems, Inc. to integrate our BarPoint Shopper technology into JP Systems' "Info Beam" content package for wireless devices; and


     o an agreement with Omnisky to offer the BarPoint service to their wireless Palm V customers.


Our History


     We were originally incorporated in Delaware on December 19, 1995 under the name The Harmat Organization, Inc. In June 1999, we acquired all the shares of BarPoint.com, Inc., a Florida corporation, known as BarPoint-Florida, and changed our name to BarPoint.com, Inc. Because this transaction is accounted for as a reverse acquisition, only information with respect to BarPoint-Florida's operations prior to the acquisition is provided. Our principal executive offices are located at One East Broward Boulevard, Suite 410, Fort Lauderdale, Florida 33301. Our telephone number is (954) 745-7500 and our website is www.barpoint.com.

                            SUMMARY FINANCIAL DATA


     The summary financial data as of and for the year ended September 30, 1999 have been derived from our audited consolidated financial statements included in this prospectus. The summary financial data as of and for the six months ended March 31, 2000 have been derived from our unaudited consolidated financial statements included in this prospectus. On June 3, 1999, Harmat acquired all issued and outstanding shares of BarPoint.com, Inc. a Florida corporation, which commenced business in October 1998, as more fully described in Note F to the financial statements. The transaction was accounted for as a reverse acquisition, as if BarPoint-Florida acquired Harmat. BarPoint-Florida had no income or expense through March 31, 1999 and therefore, comparative financial statements are not included as a result of this reverse acquisition. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statement and notes on page F-1 of this prospectus.




                                                                                          Six Months      From Inception
                                                                        Year Ended          Ended          October 1998
                                                                      September 30,       March 31,          Through
                                                                           1999              2000         March 31, 2000
                                                                     ---------------   ---------------   ---------------
                                                                                         (Unaudited)       (Unaudited)
Statement Of Operations Data:
Revenues:
  Total revenues .................................................     $        --      $    220,290      $    220,290
  Cost of Sales ..................................................              --            15,925            15,925
                                                                       -----------      ------------      ------------
Gross profit .....................................................              --           204,365           204,365
  Operating expenses: Sales, general and administration ..........         832,290         5,306,625         6,138,915
  Research and development .......................................          77,912           609,147           687,059
                                                                       -----------      ------------      ------------
Total operating expenses .........................................         910,202         5,915,772         6,825,974
                                                                       -----------      ------------      ------------
Loss from operations .............................................        (910,202)       (5,711,407)       (6,621,609)
                                                                       -----------      ------------      ------------
Other Income:
  Interest Income ................................................          63,607           286,700           350,307
  Gain on sale of marketable securities and other assets .........              --        23,422,663        23,422,663
                                                                       -----------      ------------      ------------
Total Other Income ...............................................          63,607        23,709,363        23,772,970
                                                                       -----------      ------------      ------------
(Loss) Income before Income Tax ..................................        (846,595)       17,997,956        17,151,361
Income Tax Benefit (Expense) .....................................         408,000        (5,994,726)       (5,586,726)
                                                                       -----------      ------------      ------------
Net (Loss) Income ................................................     $  (438,595)     $ 12,003,230      $ 11,564,635
                                                                       ===========      ============      ============
Net (Loss) Income per common share:
  Basic ..........................................................     $     (0.05)     $       0.79      $       0.98
  Diluted ........................................................     $     (0.05)     $       0.70      $       0.86
Weighted average common shares outstanding -- Basic ..............       8,211,278        15,144,561        11,854,828
Weighted average common shares outstanding -- Diluted ............       8,211,278        17,119,446        13,371,160
Balance Sheet Data:
Cash and cash equivalents ........................................     $ 5,973,956      $ 27,122,552
Working capital ..................................................       9,171,764        27,780,027
Total assets .....................................................      11,441,151        36,834,747
Total stockholders' equity .......................................      10,887,615        27,742,078

                                  RISK FACTORS


     Before you invest in our common stock, you should be aware of various risks described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock. Additional risks not presently known to us or that we currently do not believe will be material may also impair our business operations.


Our operating history is limited.


     While our company was founded in 1995, we only began our current operations with the acquisition of BarPoint-Florida in June 1999. When we acquired BarPoint-Florida it had been in existence since October 1998. Therefore our results of operations from prior periods are not indicative of our future results. We face substantial difficulties as an early stage company in a new and rapidly evolving industry, and do not have historical financial results which are relevant to evaluate our business and our prospects.


We have a history of operating losses and expect to continue to post losses.


     We incurred a net loss from operations of $6.6 million from our inception through March 31, 2000. Prior to the launch of our preview website on December 6, 1999, we had no revenues. We expect to continue to incur operating losses in the foreseeable future due to the costs associated with advertising, research and development, selling, general and administration expenses involved in launching and marketing our service. We are just beginning to generate operating revenues and we are unable to assure our stockholders that we will achieve operating profitability, or sustain it if attained in the future. Substantially all of our revenues were derived from the sale of software for Palm Computing devices by our wholly owned subsidiary, Synergy Solutions.


Rapid technological changes in electronic commerce and internet access devices may increase our costs and competition and may adversely affect our business.


     The electronic and mobile commerce markets are relatively new. These markets have undergone and are expected to continue to undergo significant and rapid technological changes. Market penetration and customer acceptance of our business will depend upon our ability to develop successful marketing strategies as well as our ability to adapt to rapid technological changes in the industry and integrate our technology into emerging wireless access devices and other Internet appliances. If our technology is not accessible from widely-used wireless access devices and other Internet appliances, our business and prospects will be adversely affected. We also expect that new competitors may introduce systems or services that are directly or indirectly competitive with ours. These competitors may succeed in developing systems and services that have greater functionality or are less costly than our systems and services, and may be more successful in marketing such systems and services.


     Technological changes have lowered the cost of operating communications and computer systems and purchasing software. These changes reduce our cost of providing services but also facilitate increased competition by reducing competitors' costs in providing similar services. This competition could increase price competition and reduce anticipated profit margins.


We recently launched our website and may not achieve market acceptance.


     We launched our preview website in December 1999 and we have recently launched our application for the Palm VII personal digital assistant. Our success depends on a sufficient number of end users and business affiliates utilizing our specific technology to enable us to achieve profitable operations. We cannot predict whether the technology, licenses and business plan we have developed will appeal as a package to Internet users. Wide market acceptance will be necessary to generate profits and enable us to continue in the marketplace.


We are dependent on the Internet and our host provider to conduct business.


     We are dependent on the Internet and third party Internet providers to conduct our business. If the Internet were to experience technical difficulties that limit our ability to provide information through our website, limit our customers' access to our website or impair our ability to effectively process information through the Internet, our business would be adversely affected. We have an agreement with a third party to host our website from their facility in California. We do not have a redundant host center. If our host center in California experiences technical difficulties, our website may be unavailable and our business, reputation, financial condition and results of operation may suffer.


Our current officers and directors can act together to control the actions of our company.



     As of June 30, 2000, our executive officers and directors own a total of 1,836,693 shares, representing approximately 10.8% of our outstanding common stock. In addition, Leigh Rothschild, our Chairman of the Board, holds three shares of Series A Preferred Stock that vote with the common stock and have a total of 671,766 votes. Jay Howard Linn, one of our directors, is the trustee of Irrevocable Trust No. III, the beneficiaries of which are Mr. Rothschild and his family members and which owns 4,702,495 shares of our common stock. Mr. Linn is also the trustee of the Rothschild Children Present Interest Trust, the beneficiaries of which are members of Mr. Rothschild's family, which owns 156,736 shares of our common stock. Mr. Linn disclaims all beneficial ownership of these shares. Including the shares held by the trusts, our executive officers and directors control 40.0% of the vote. As a result, our officers and directors are able to control the election of directors and the outcome of other matters that come before the stockholders. They may defeat a proposed merger or acquisition which some of our stockholders may consider to be in their best interest. Management's stock ownership and voting control may also discourage potential acquirers from making a tender offer or other proposal to obtain control of our company, even at a premium to the then prevailing stock price.



We are uncertain as to the issuance of patents for our technology.


     We have filed six patent applications and may file additional applications. Because of the growth of the Internet and Internet related businesses, a significant number of patent applications are being filed in our areas of interest. We cannot assure you that a patent will be issued protecting the BarPoint technology. If we do not receive patent protection for our technology, other companies may be able to use our technology to compete with us. Even if a patent is issued, we cannot assure you that it will be upheld against challenges or that other patents do not already exist upon which our product infringes. Any challenges to the validity of our current and future patents and patent applications may result in requests or mandates to modify our systems accordingly or even discontinue our operations. In addition, we are aware of third parties who hold patents relating to the use of barcodes and/or scanning equipment. While we do not believe our intellectual property infringes on the intellectual property of these third parties, we cannot assure you that they will not assert claims of infringement against us. Any claims asserted against us may potentially lead to costly and time-consuming litigation.


We may need to incur litigation expenses in order to defend our intellectual property rights and might nevertheless be unable to adequately protect these rights.


     We believe that our future success will depend on our ability to protect our trademarks and internally developed technologies, including our Internet systems, which we seek to protect through a combination of patent, trademark, copyright and trade secret laws. Protection of our trademarks is crucial as we attempt to build our brand name and reputation. Despite actions we take to protect our intellectual property rights, it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization or to develop similar technology independently. We may need to engage in costly litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the intellectual property rights of others. We cannot assure you that our efforts to prevent misappropriation or infringement of our intellectual property will be successful. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our online services and features or to license alternative technology from another party. Implementation of any of these alternatives could be costly and time-consuming and may not be successful. Any intellectual property litigation would be likely to result in substantial costs and diversion of resources and management attention. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving.


We may be unable to compete successfully in the highly competitive Internet consumer business.


     The Internet consumer market is a new and rapidly emerging area. We face competition from a number of established competitors who offer consumer goods and items on the Internet, including Yahoo, Lycos and Excite, which provide search engines to potential consumers. In addition to these search engines comparative price shopping websites also compete with us, including mysimon.com, dealtime.com, checkout.com, iChoose.com and upcsmart.com. These websites offer comparative price shopping services similar to ours and are expected to be among our main competitors. Many of our competitors have greater financial, technical, marketing and other resources. We expect competition to intensify in the future. As the Internet continues to displace the traditional ways of shopping and consumer spending, we believe that the companies involved in providing online consumer information and comparative price shopping, will increase their efforts to develop services and marketing programs that compete with our approach. We are unable to anticipate which other companies are likely to offer competitive services and marketing approaches in the future.


We are dependent on the proliferation of Internet access products manufactured and marketed by third parties.


     One aspect of our strategy depends on integrating our technology and software into mobile Internet access devices such as PDAs, interactive pagers and cellular phones including the Palm VII and Internet capable phones. If the devices that contain our software or for which our software is available, do not achieve market acceptance, we will not generate sufficient traffic and revenues to offset the costs associated with this strategy. Even if these devices achieve market acceptance, technical difficulties that limit access to our database could adversely affect our business. Failure of consumers to be able to attain easy access to our technology through the widespread distribution of these products would have a negative impact on our business and our ability to grow.


     In addition, our success depends upon our ability to enter into additional agreements with third parties to make our technology available through new computer devices and renew our current and future agreements on favorable terms after their expiration. If these agreements terminate, or if our third party partners experience technical difficulties causing us to lose access to these devices, our business would be materially and adversely affected.


We have a need for highly qualified personnel.


     The success of our business will depend upon our ability to attract and retain personnel with a wide range of technical capabilities including, programming and integrating our database with new and emerging technologies. Competition for such personnel is intense, and is expected to increase in the future. If we are unable to attract and retain qualified personnel, our business and results of operations will be adversely affected.

We may be vulnerable to attempts by unauthorized computer users to penetrate our network security.


     Someone may be able to misappropriate proprietary information and cause interruptions in our services. We may need to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. In addition to security breaches, inadvertent transmission of computer viruses could expose us to risk of loss or litigation and possible liability.


An economic downturn may materially adversely affect our ability to generate revenues.


     Our system is dependent upon our customers' shopping habits, consumer spending capability and their ability to access the Internet. In the event of an economic downturn or change in consumer patterns, our business could be adversely affected. For example, if the economy declines, the public's ability and desire to shop or spend money may significantly decrease. A shift in the economic environment may cause the public to limit their consumer spending. In addition, a customer's ability to purchase a computer or mobile access device and access the Internet and our service may equally be affected in an economic downturn.


An active market for our common stock may not be sustained.


     Our shares have been trading on the Nasdaq SmallCap Market since June 27, 2000 and prior to that time traded on the OTC Bulletin Board since our initial public offering in September 1996. Since our acquisition of BarPoint-Florida and our commencement of our current Internet business on June 3, 1999, we have been trading at a significantly increased volume and at higher prices than previously. We cannot assure you that an active market for our securities will be sustained in the future.


     The market price for our common stock may be significantly affected by such factors as our financial results, changes in technology, changes in the Internet, new competition, consumer demands, a shift in products that carry our technology or any change in consumer spending habits.


     Additionally, in recent years, the stock market has experienced a high level of price and volume volatility, and market prices for many companies, particularly small and emerging growth companies as well as Internet/high tech companies, the stocks of which trade on the Nasdaq SmallCap Market, have experienced wide price fluctuations not necessarily related to the operating performance of such companies. The market price for our common stock may be affected by general stock market volatility.


We may be subject to increased government regulations in the future.


     We are subject to the risks associated with changes in United States regulatory requirements. If more stringent regulatory requirements and/or safety and quality standards are issued in the future, they may have an adverse effect on our business. In addition, use of our website could be adversely affected if our Internet system provider or the Internet system providers of our customers, adopts stricter safety standards or becomes more heavily regulated by the Federal Communications Commission.


Our success depends on the success of third party retailers, suppliers and distributors.


     We expect to derive a significant portion of our future revenues from commissions on sales by other companies. While the customer accesses information regarding the product from our website, the products are sold by third party retailers and suppliers and distributed by third party distributors. Our success depends on the success of these third parties. The retailers, suppliers and distributors we rely on are subject to a number of risks, including credit, inventory and business concentration risks. Failure of these distributors, retailers and suppliers to satisfy our customers' needs could harm our reputation, decrease traffic to our site and adversely affect our results of operations.

The sale of our investment securities may affect our liquidity and capital resources.


     As of March 31, 2000, we had $7.1 million in marketable securities. These securities consist of 278,836 common shares of Socket Communications, Inc. and 425,000 shares of common stock of Financial Web.com, Inc. The Socket shares are unrestricted securities and may be traded at any time. The shares of FinancialWeb.com, Inc. are subject to a lock-up agreement and may not be sold until January 31, 2001. In the event these marketable securities substantially decline in value, our liquidity and capital resources could be materially and adversely affected.


Our authorized and unissued preferred stock may have anti-takeover effects.


     Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock, $.001 par value per share. Only three shares of preferred stock have been designated and issued. Our board of directors is authorized to issue shares of preferred stock from time to time with the relative conversion rights, voting rights, terms of redemption and liquidation preferences the directors designate. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. If our board of directors authorizes the issuance of shares of preferred stock with conversion rights, the number of shares of our common stock outstanding could potentially be increased by up to the authorized amount. Issuance of shares of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control of our company and may adversely affect the rights of holders of our common stock. Also, the preferred stock could have preferences over the common stock (and other series of preferred stock) with respect to dividends and liquidation rights. In addition, the terms of any series of preferred stock, could adversely affect the rights of holders of the common stock. The issuance of preferred stock could make the possible takeover of our company or the removal of our management more difficult, discourage hostile bids for control of our company in which stockholders may receive premiums for their shares of common stock or otherwise dilute the rights of holders of common stock and the market price of the common stock.


Sales of substantial amounts of shares eligible for future sale may adversely affect our stock price.



     As of June 30, 2000, we had issued and outstanding 16,982,577 shares of our common stock and approximately 4,373,312 shares of common stock are issuable upon exercise of outstanding options and warrants. The shares covered by this prospectus are freely tradeable. The possibility that substantial amounts of our common stock may be issued and/or freely resold in the public market may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of our equity securities. We believe approximately 13,441,307 shares of our common stock, including the shares covered by this prospectus prior to the sale of those shares under this prospectus, are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, and may be resold in compliance with Rule 144. Of those remaining shares, we believe that 8,950,213 shares, including shares held by affiliates, are currently tradable under Rule 144 and the following shares will become tradable under Rule 144 as follows:




  August 9, 2000 .............    2,116,446  shares
  September 10, 2000 .........      526,315  shares
  April 5, 2001 ..............    1,848,333  shares
                                  ---------
                                  4,491,094  shares



     Any of these shares which are included in this prospectus are tradeable upon effectiveness of the registration statement of which this prospectus is a part unless they are subject to the lockup agreements described below.

     Approximately 7,709,074 shares of our outstanding common stock are subject to lock-up agreements in connection with a private placement which will expire on the later of (x) October 2, 2000 and (y) the date the registration statement of which this prospectus is a part is declared effective.



     In general, under Rule 144, a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned such shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock or (ii) the average weekly trading volume in our common stock on the Nasdaq SmallCap Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about us. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale by that person and who has beneficially owned his shares for at least two years, will be able to sell his shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of ours.



                   NOTE REGARDING FORWARD-LOOKING STATEMENTS


     All statements, trend analyses and other information contained in this prospectus regarding markets for our products and trends in net revenues, gross margin and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "should," "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of those risks. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.



                                USE OF PROCEEDS


     We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders under this prospectus. We estimate that our expenses in connection with this offering will be approximately $100,000.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "BPNT". Before June 27, 2000, our common stock was traded on the OTC Bulletin Board under the symbol BPNT.OB. Before we changed our name to BarPoint, our common stock traded on the OTC Bulletin Board under the symbol HMAT. Our common stock began public trading on September 9, 1996. The following table sets forth the high and low closing bid quotations for our common stock:



Fiscal Year                                                     High          Low
----------------------------------------------------------   ----------   -----------
          2000
          First Quarter ..................................    $ 14 1/8     $  4 3/4
          Second Quarter .................................    $     28     $  8 1/2
          Third Quarter ..................................    $ 17 3/4     $4 11/16
          Fourth Quarter (through July 31, 2000) .........    $ 7 7/16     $  3 1/8
          1999
          First Quarter ..................................    $    5/8     $    1/4
          Second Quarter .................................    $  3 1/2     $   9/16
          Third Quarter ..................................    $ 6 3/16     $  3 1/8
          Fourth Quarter .................................    $5 19/32     $ 4 1/16
          1998
          First Quarter ..................................    $    3/8     $    1/8
          Second Quarter .................................    $    1/4     $    1/8
          Third Quarter ..................................    $  13/32     $    1/4
          Fourth Quarter .................................    $    3/8     $    1/8

     The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission. These quotes are not necessarily representative of actual transactions or of the value of our common stocks, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.



     As of August 2, 2000 there were 1,058 record holders of our common stock.



Dividend Policy


     Generally we do not pay dividends and we have no present intention of paying cash dividends in the foreseeable future. However, we declared a stock dividend to stockholders of record on June 2, 1999 payable pro rata to stockholders on October 19, 1999, of an aggregate of 878,770 shares of our common stock.

                            SELECTED FINANCIAL DATA


     The selected financial data as of and for the year ended September 30, 1999 have been derived from our audited consolidated financial statements included in this prospectus. The selected financial data as of and for the six months ended March 31, 2000 have been derived from our unaudited consolidated financial statements included in this prospectus. On June 3, 1999, Harmat acquired all issued and outstanding shares of BarPoint-Florida known as BarPoint-Florida, which commenced business in October 1998 as more fully described in Note F to the financial statements. The transaction was accounted for as a reverse acquisition, as if BarPoint-Florida acquired Harmat. BarPoint-Florida had no income or expense through March 31, 1999 and therefore, comparative financial statements are not included as a result of this reverse acquisition. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes beginning on page F-1 of this prospectus.




                                                                                                              From Inception
                                                                                                               October 1998
                                                                        Year Ended       Six Months Ended        through
                                                                     September, 1999       March 31 2000      March 31, 2000
                                                                    -----------------   ------------------   ---------------
                                                                                            (unaudited)        (unaudited)
Statement of Operations Data:
Revenues:
 Total revenues .................................................      $       --          $    220,290       $    220,290
 Cost of Sales ..................................................              --                15,925             15,925
                                                                       ----------          ------------       ------------
Gross profit ....................................................              --               204,365            204,365
Operating expenses:
 Sales, general and administration ..............................         832,290             5,306,625          6,138,915
 Research and development .......................................          77,912               609,147            687,059
                                                                       ----------          ------------       ------------
Total operating expenses ........................................         910,202             5,915,772          6,825,974
                                                                       ----------          ------------       ------------
Loss from operations ............................................        (910,202)           (5,711,407)        (6,621,609)
Other Income:
 Interest Income ................................................          63,607               286,700            350,307
 Gain on sale of marketable securities and other assets .........              --            23,422,663         23,422,663
                                                                       ----------          ------------       ------------
Total Other Income ..............................................          63,607            23,709,363         23,772,970
Income (Loss) before Income Tax .................................        (846,595)           17,997,956         17,151,361
Income Tax Benefit (Expense) ....................................         408,000            (5,994,726)        (5,586,726)
                                                                       ----------          ------------       ------------
Net Income (Loss) ...............................................      $ (438,595)         $ 12,003,230       $ 11,564,635
                                                                       ==========          ============       ============
Net income (loss) per common share:
 Basic ..........................................................      $    (0.05)         $       0.79       $       0.98
 Diluted ........................................................      $    (0.05)         $       0.70       $       0.86
Weighted average common shares outstanding -- Basic .............       8,211,278            15,144,561         11,854,828
Weighted average common shares outstanding -- Diluted ...........       8,211,278            17,119,446         13,371,160




                                        September 30,       March 31,
                                             1999             2000
                                       ---------------   --------------
                                                           (unaudited)
Balance Sheet Data:
Cash and cash equivalents ..........     $ 5,973,956      $27,122,552
Working capital ....................       9,171,764       27,780,027
Total assets .......................      11,441,151       36,834,747
Total stockholders' equity .........      10,887,615       27,742,078

                          MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion of our financial condition and results of operations should be read together with our financial statements and the notes to those statements included in this prospectus.


Background


     On June 3, 1999, we acquired all the issued and outstanding shares of BarPoint-Florida in exchange for 6,634,042 shares of our common stock and changed our name from the Harmat Organization, Inc. to BarPoint.com, Inc. The transaction was accounted for as a reverse acquisition, as if BarPoint-Florida acquired us, because the stockholders of BarPoint-Florida owned a majority of our common stock after the transaction. As a result of a post-closing adjustment provision we issued a total of 878,770 shares of our common stock as a stock dividend to owners of shares of our common stock as of June 2, 1999. The consolidated financial statements presented herein for the periods prior to the effective date of the acquisition only include the accounts of BarPoint-Florida, because of the reverse acquisition accounting. The consolidated statement of stockholders' equity has been converted from BarPoint-Florida's capital structure to Harmat's capital structure to reflect the exchange of shares pursuant to the merger agreement. Comparative financial statements are not included as a result of this reverse acquisition.


     The financial statements reflect the financial position and results of operations of BarPoint and our subsidiaries on a consolidated basis, which reflects our current organizational structure.


     We launched our preview website, without material advertising and promotion, in December 1999 and frequently update it. We intend to launch a more complete version of our website and service by October 2000. The website, www.barpoint.com, features a patent-pending search engine and software technology that allows businesses and consumers to use the standard UPC barcode which appears on approximately 100 million retail items to search for product-specific information from our database. The BarPoint service provides businesses and consumers easy and efficient access to meaningful product specific information required to make better buying decisions.



     Subsequent to the issuance of our year ended September 30, 1999 financial statements, our management determined that the fair value of the Product Supply and Technology Licensing Agreement with Symbol Technologies, Inc. was not properly recorded. We issued 1,315,789 shares of common stock at $1.90 per share totaling $2,500,000 to Symbol Technologies, Inc. for (a) delivery of $1,000,000 in cash, and (b) a Product Supply and Licensing Agreement that will incorporate our software in Symbol's SPT 1500 products (Palm III device with scanning capability). This will enable users of these devices to access BarPoint's comparative shopping and information service by scanning a UPC code on an item. At the time the stock was issued, in August 1999, no value was recorded for the Product Supply and Licensing Agreement.


     As a result, the financial statements for the year ended September 30, 1999 and six months ended March 31, 2000 have been restated from amounts previously reported to record the $1,500,000 fair value of the Product Supply and Licensing Agreement with a corresponding increase in Paid-in-capital. In addition, the restatements for the six months ended March 31, 2000 reflect the amortization of the $1,500,000 on a straight-line basis over twenty-two months commencing October 1, 1999. For the six months ended March 31, 2000 net earnings decreased $224,819 or $0.01 per share basic and diluted.



Results of Operations



     Net loss was $438,595, or $.05 per common share, for the year ended September 30, 1999. Net income was $12,003,230, or $.70 per common share diluted, for the six months ended March 31, 2000. Most of our income derived from the sale of marketable securities. As of March 31, 2000, we had no significant revenue stream, and do not expect material revenues until we launch a more complete version of our website in

October 2000. We also expect that near term operational losses will continue for the foreseeable future because of advertising, research and development and administrative expenses. We intend to generate future revenues from commissions, advertising and other sources.



     Selling, general and administration expenses were $832,290 for the year ended September 30, 1999 and $5,306,625 for the six months ended March 31, 2000. Selling, general and administration expenses consist primarily of professional fees, salaries, relocation and recruitment costs, travel and entertainment. Also included are advertising expenses, which were $90,800 for the year ended September 30, 1999 and $715,452 for the six months ended March 31, 2000. Advertising expenses were primarily related to developing brand recognition and the launch of our preview website.


     Research and development expenses were $77,912 for the year ended September 30, 1999 and $609,147 for the six months ended March 31, 2000. Research and development spending was primarily due to the development of our product database, content and technology infrastructure. We anticipate research and development expenses will increase significantly during the balance of this year as we continue to build and develop our database and technology infrastructure.


     Interest income was $63,607 for the year ended September 30, 1999 and $286,700 for the six months ended March 31, 2000. Interest income was primarily due to interest earned from our money market account.


     Gain on sale of marketable securities was $23,422,663 for the six months ended March 31, 2000. The gain was primarily the result of selling approximately 1,675,000 common shares of Socket Communications, Inc. at a net gain of approximately $23.4 million.


Liquidity and Capital Resources


     On November 4, 1999 we converted 750,000 shares of our Socket Communications, Inc. Preferred Series D holdings into 1,307,190 shares of Socket Communications, Inc. common stock. On February 7, 2000, we exercised warrants to purchase 578,836 Socket Communications, Inc. common shares at a total exercise price of $671,703. During the six months ended March 31, 2000 we sold 1,675,254 Socket Communications, Inc. common shares for proceeds of approximately $24.6 million in cash.


     As of March 31, 2000, we had approximately $27.1 million in cash and cash equivalents and $7.1 million in marketable securities. These marketable securities consisted of 278,836 shares of common stock of Socket
Communications, Inc. and 425,000 shares of common stock of FinancialWeb.com, Inc. The shares of FinancialWeb are under a lock-up agreement and are not saleable until January 31, 2001.


     For the year ended September 30, 1999, we had cash flow used in operations of $679,294. For the six months ended March 31, 2000 we had cash used in operations of $3,862,713. The negative cash flows are primarily the result of losses incurred from operations.


     For the year ended September 30, 1999, net cash provided by investing activities of $361,549 was primarily the result of the reverse acquisition by The Harmat Organization, Inc. For the six months ended March 31, 2000, net cash provided by investing activities of $23,872,308 was primarily the result of the sale of marketable securities.


     For the year ended September 30, 1999, net cash provided by financing activities of $6,290,670 was primarily the result of proceeds from the sales of common stock in private placements. For the six month ended March 31, 2000, net cash provided by financing activities of $1,139,002 was primarily the result of proceeds from the exercise of stock options and warrants. From June through August 1999, we issued a total of 4,499,868 shares of our common stock in private placements to accredited investors for gross proceeds of approximately $7,195,000, which includes a subscription note receivable of $750,000. The subscription note receivable was paid in full on February 11, 2000.

     We have federal net operating loss carryforwards, or NOLs, of approximately $1,680,000 for the year ended September 30, 1999 and we expect these NOLs to be available in the future to reduce our federal income tax liability. However, due to the ownership change, resulting from the stockholders of BarPoint-Florida acquiring more than half of Harmat's common stock in the merger, BarPoint's ability to utilize the NOLs is restricted under
Section 382 of the Internal Revenue Code. Therefore, a tax benefit has been reflected only to the extent allowable in the current year.


     We believe that cash, cash equivalents and marketable securities, together with projected cash flow from operations, will be sufficient to meet our liquidity and capital requirements for the next year, although no assurance exists that we will not require additional capital prior to the end of such period.



Subsequent Events


     On April 4, 2000 the Board of Directors approved an employee benefits program including a 401(k) Retirement Plan and an employee Stock Purchase Plan. The 401(k) Plan provides for the Company to match 25% of the first six percent of employee contributions and an additional 25% of the first six percent of employee contributions if certain annual Company goals are achieved. The employee Stock Purchase Plan provides for the Company to contribute up to 15% of the common stock purchased by the employee.


     On April 4, 2000, PriceBee.com, Inc. submitted a claim for arbitration to the American Arbitration Association with respect to our termination of an agreement and plan of merger, whereby we had agreed to acquire PriceBee. PriceBee alleges that our termination of the agreement and plan of merger was wrongful and seeks specific performance and/or $5.0 million in damages. We have submitted a counterclaim against PriceBee alleging breach of the agreement and plan of merger on the part of PriceBee and are seeking $7.0 million in damages. We are not a party to any other material legal proceedings.


     On April 4, 2000 the annual meeting of shareholders was held and the shareholders approved the election of directors, adopting the 1999 Equity Incentive Plan, ratified the granting of certain options to officers and directors and adopting an amendment to the Company's Certificate Incorporation increasing the authorized shares of common stock to 100,000,000 shares.


     On April 5, 2000 the Company completed a private equity offering selling 1,848,333 common shares at a price of $12 per share by the Company and selling stockholders. Included in the total number of shares was 370,833 shares sold by two shareholders. Matthew Schilowitz, a former director and founder of the Company sold 100,000 shares and the Irrevocable Trust III, of which Jay Howard Linn, a director, serves as trustee and the beneficiaries of which are family members of Leigh Rothschild, the Company's chairman, sold 270,833 shares. The Company received gross proceeds of approximately $17.7 million for the sale of 1,477,600 shares of BarPoint Common Stock.


     In June 2000 the Company was approved for trading on the Nasdaq SmallCap Market.

                                    BUSINESS


Overview


     We have developed and recently launched a product information service utilizing proprietary reverse search technology that enables consumers to access our Internet database and search for product-specific information using unique product identifiers including UPCs or barcode numbers. UPC barcode numbers are an international standard identifier for retail products. We are continuing to compile an extensive product database, which includes information on millions of retail products with UPC barcode numbers. This service can be accessed from a desktop computer or a wide variety of Internet-enabled handheld mobile devices, including personal digital assistants known as PDAs, interactive pagers and cellular phones. By typing or scanning the barcode number that manufacturers assign to their products, consumers can easily access a variety of product specific information gathered by us including:


     o manufacturer contact information;


     o product reviews, specifications and other related information;


     o comparative pricing from a variety of sources; and


     o links to purchase the item from a variety of vendors.


     On December 6, 1999, we launched our preview website, without material advertising or promotion, www.barpoint.com, where consumers can access our database to search for information in the following select categories: audio books, books, computers, DVD, music, software and video. In addition, visitors to our preview website can download free software for the Palm VII PDA manufactured by Palm Computing, which enables them to access our database from the Palm VII on a wireless basis. We intend to improve our website with additional categories and features throughout 2000 and intend to launch a more complete version of our website and service by October 2000. We also plan to release versions of our technology for additional wireless mobile devices, including other Palm OS and Microsoft Pocket PC handheld computers, interactive pagers from Research in Motion and Motorola, and Internet and digital enabled cellular phones. Our technology will allow the consumer to comparison shop with a handheld wireless device and to purchase products through e-commerce and retail partners. We believe that we have the potential to revolutionize the way consumers and business make buying decisions by providing easy and efficient access to the product specific information required to make those buying decisions. As of June 30, 2000, we had e-commerce agreements with 375 e-commerce vendors including Amazon.com, eToys and Tower Records.


     Company History


     Our company was incorporated in Delaware on December 19, 1995 under the name The Harmat Organization, Inc. and began operations as a construction, architectural landscape design and real estate development firm. Beginning in 1997, we believed that it was in the best interest of our stockholders to change our direction away from the real estate business and we began making strategic investments in technology oriented companies.


     On June 3, 1999, we acquired all of the shares of BarPoint.com, Inc., a Florida corporation, known as BarPoint-Florida, and began to develop our current line of business. The transaction was accounted for as a reverse acquisition, as if BarPoint-Florida had acquired us, because the stockholders of BarPoint-Florida owned a majority of our outstanding common stock after the transaction. Following the acquisition, we changed our name to BarPoint.com, Inc. The Florida corporation that we acquired is now our wholly-owned subsidiary.

 Industry Overview


     We believe that the development of alternative Internet access devices is a principal factor in the growth of Internet traffic. According to International Data Corporation, in 1998 92% of all Internet access was achieved from personal computers. However, International Data Corporation projects that in 2002 only 67% of Internet access will be through personal computers. Alternative Internet access devices include NetTV, Internet screenphones, and handheld devices. We believe that handheld devices, including PDAs, will become more prevalent. The mobile Internet access that will continue to develop over the next few years will allow users to undertake "point-of-sale" comparative shopping, using enhanced product-specific search technology like the BarPoint Shopper.


     The Internet provides consumers with numerous sources of information and numerous sites to purchase items electronically. An increasing number of Internet users are spending an increasing amount of money online. International Data Corporation estimates that the number of U.S. Internet users was approximately 62.8 million in 1998 and will grow to approximately 148.6 million by the end of 2002. Jupiter Communications, Inc. projected that online shopping in the U.S. was approximately $7.8 billion in 1998 and will reach approximately $41.0 billion by 2002. We believe that, as the number of electronic commerce transactions increases, more efficient product-specific search capabilities will be increasingly attractive.


     Most current search technology is text-based, relying on the searcher to identify "key words" to search for the item. This search methodology can be useful for searching text archives, but can be inexact and inefficient for searching for particular products. To find a product using current search methodologies, users often undertake multiple levels of searches in a time-consuming process. In contrast, UPC barcode numbers provide an efficient search criteria to locate detailed information regarding a particular product. Each UPC barcode number is unique to a specific manufacturer's product. By using these barcodes and adding a wide range of supplemental product information, we believe we have created a powerful and efficient way to track and search for product-specific information regarding the manufacturer, product and pricing.


     Strategy


     We intend to establish ourselves as the leading product-specific comparative information and shopping service for mobile and online commerce. We seek to achieve this goal by:


   o Integrating Our Technology Into New and Existing Avenues of Internet Access. In addition to access through desktop computers, we provide consumers the opportunity to enter a UPC barcode number into a handheld device and access information about the product, including competing prices and reviews. Currently this is possible by downloading our BarPoint ShopperTM application for the Palm VII device. We are also developing additional applications for use with other PDAs and portable wireless devices, and are working with manufacturers to bundle our technology into their existing and future products. Also, we may choose to license our patent pending technology to other portal and search engine sites in the future.


   o Pursuing Strategic Relationships. Through a strategic relationship with Symbol Technologies, Inc., Symbol granted us a royalty-free license to specified scanner patents and committed to supply certain scanning devices and agreed to make a cash investment of $1,000,000 in exchange for approximately 7.7% of our currently outstanding common stock and the right to designate one member of our board of directors. We intend to establish and expand strategic relationships with content providers, technology manufacturers, distributors, manufacturers, retailers and others. We plan to capitalize on existing relationships by offering opportunities to sponsor categories of products on our web site and mobile devices and by entering into co-branding relationships. We are currently planning to cross-promote and/or bundle products with a wide range of wireless Internet devices including those manufactured by Symbol, AT&T Wireless, Verizon and Palm Computing.

   o Establishing a Brand Identity. We will seek to build our brand identity through traditional advertising and promotional vehicles in order to generate high traffic levels to the BarPoint web site and consumer awareness of the BarPoint name.


   o Capitalizing on Multiple Avenues of Generating Revenues. While many Internet sites hope to generate revenues solely from advertising and e-commerce commissions, we intend to generate revenues from these sources as well as product promotions, manufacturer listings, category and product sponsorship and data-mining. As with other heavily trafficked web sites, www.barpoint.com will sell banner advertisements and sponsorship buttons throughout its pages. Manufacturers and retailers may have the opportunity, for a fee, to add supplemental product specific information to the BarPoint search results and to ensure that their products appear in the comparative and related products sections when searches are conducted for similar and/or competitive products. In return for monthly and/or annual fees, retailers and e-commerce sites will have the opportunity to "sponsor" product categories resulting in their link being given premium placement when a user views a product information page in the sponsored product category. As of June 30, 2000, we had agreements with 375 e-commerce affiliates to pay us, on a percentage basis, for each referral that results in a sale. In addition, we plan to offer data mining opportunities provided that we are completely in compliance with the strictest interpretation of existing regulations relating to the privacy of confidential consumer information.


     Database and Products


     The BarPoint technology can be accessed via the Internet at www.barpoint.com from desktops or handheld wireless devices. It is presently available on a variety of hand-held and wireless devices including the Palm VII from Palm Computing, interactive pagers such as those from Research In Motion and Motorola, Internet capable phones, and the SPT 1500, a Palm III with a built-in scanning device, manufactured by Symbol Technologies. Our web site currently allows UPC searches in the following categories:


     o audio books;


     o books;


     o computers;


     o DVDs;


     o music;


     o software; and


     o videos.


     In the future, we expect to add search capabilities for additional categories of products, including office supplies, pet supplies, toys, hardware, consumer electronics and more.


     Additional features we are developing include the My BarPoint service, BarPointsTM, and the sale of barcode input devices. The My BarPoint service will allow members to store product UPC barcode numbers and receive free e-mail messages about the products, such as coupon information, warranty registration, new product releases, rebates, special offers, recalls and auctions. BarPointsTM is a loyalty rewards program for frequent users of our BarPoint technology. We plan to offer for sale new products containing barcode scanning features including the SPT 1500, a Palm Computing PDA manufactured by Symbol Technologies.

 Strategic Relationships and Acquisitions


     As part of our strategy, we have entered into strategic relationships and agreements with content providers, technology manufacturers and distributors, including the following:


   o In May 2000 we announced a strategic partnership with AT&T Wireless Services. AT&T provides their consumers with wireless Internet access. AT&T will include our BarPoint Shopper technology as one of their mobile channels which AT&T wireless customers can access.


   o In March 2000, we announced a strategic relationship with Verizon Wireless to integrate our BarPoint Shopper technology into Verizon's mobile web access services.


   o In August 1999, we announced a strategic partnership with Symbol Technologies, Inc. Symbol granted us a royalty-free license to specified scanner patents and committed to supply certain scanning devices and agreed to make a cash investment of $1,000,000 in exchange for approximately 7.7% of our currently outstanding common stock and the right to designate one member of our board of directors. Symbol manufactures a wide range of barcode scanning hardware that is compatible with BarPoint's service, including the SPT 1500, a handheld organizer using the popular Palm platform with a built in laser barcode scanner.


   o In August 1999, we announced a partnership with JP Systems, Inc. to integrate our BarPoint Shopper technology into JP Systems' "InfoBeam" content package for wireless devices. InfoBeam software provides on-demand access to data and is available for a number of popular handheld devices and PDAs working with two-way pagers, wireless modems or cell phones. In November 1999, Motorola announced that it would be offering JP Systems' InfoBeam, including our UPC search service, on its new Pagewriter 2000x Interactive Pager.



   o On November 5, 1999, we acquired Synergy Solutions, Inc., which creates commercial applications for Palm Computing devices, for 75,000 shares of our common stock, $100,000 and additional earn-out payments. Synergy Solutions' products are currently sold at major on-line, retail, and catalog software vendors. We hope that Synergy Solutions, as our wholly-owned subsidiary, will drive the core development of handheld applications and mobile e-commerce solutions to further enable and enhance consumer buying decisions and shopping experiences through UPC barcode numbers, while continuing to provide the high level of quality of the Palm OS applications.


   o In May 2000, we announced an agreement with OmniSky Corporation to make BarPoint's mobile product information and shopping service available as part of the OmniSky wireless service. OmniSky's complete wireless internet service lets subscribers send and receive email, access the entirety of the web, and shop online from handheld devices such as the Palm V. Through the OmniSky service, BarPoint ensures that consumers are always using the most up to date BarPoint application with the most current product information. Under terms of the agreement, BarPoint's service will be showcased in OmniSky's portal listing for registered users. By logging onto the service through their wireless devices, OmniSky users can access BarPoint through the service's Shopping channel.


   o In June 2000, we announced an arrangement with Palm, Inc. to have our BarPoint ShopperTM 2.0 web clipping application distributed by Palm, Inc. with certain future PalmTM handheld computers as an in-box content provider. The BarPoint Shopper allows consumers to wirelessly access product-specific information on millions of products using a unique product identifier, such as a UPC.



     Technology


     We utilize patent pending "reverse search" technology that enables consumers to access our Internet database and search for product-specific information using UPC barcode numbers. When a UPC barcode number is entered, our technology and database is used to first identify the item, as well as its manufacturer and product category. Then, using that information, our search technology collects a wide range of product details, links and related information. All of this information is returned to the consumer on our search results page.


     Currently, our web site is hosted on Unix based equipment from Sun Microsystems and our primary database is stored using Oracle 8i software. The server equipment is located in California at Global Center, Inc., a subsidiary of Global Crossing, Ltd.


     Our service is available by accessing www.barpoint.com through which UPC barcode number searches can be executed by simply typing or scanning in a UPC barcode number. If a consumer visiting our site does not have the UPC barcode number handy for the product they are interested in, they can also conduct a search by entering a text description of the desired item. We have also introduced the BarPoint ShopperTM web clipping application for the Palm VII wireless organizer from Palm Computing, and will be releasing versions of the BarPoint ShopperTM for many wireless mobile devices including other Palm OS and Microsoft Pocket PC handheld computers, interactive pagers from RIM and Motorola and cellular phones. When consumers or businesses see an item they wish to purchase or want to know more about, they can enter the item's barcode into a handheld device and obtain detailed product information, including comparative prices from a variety of vendors.


     Sales and Marketing


     We plan to generate revenue from the BarPoint portal and BarPoint Shopper in the following ways:


     o entering into sponsorship agreements and providing promotional opportunities for product lines and product categories with retailers and manufacturers, both on our website and on mobile devices;


     o selling advertising;


     o offering manufacturers and retailers the opportunity to list supplemental product information with our search results for their products;


     o offering manufacturers and retailers the opportunity to list their product in our comparative and related product sections when searches are done for similar or competitive products;


     o entering into revenue sharing arrangements with e-commerce partner sites for any BarPoint referred online customer;


     o selling bar code scanning hardware and proprietary BarPoint software through our website; and


     o licensing fees from other Internet sites that license our technology.


     As of June 30, 2000, we have entered into e-commerce agreements with 375 e-commerce vendors including companies such as Amazon.com, eToys and Tower Records. These e-commerce agreements are industry standard agreements that Internet companies enter into in order to provide links from the company's website to an e-commerce vendor's website. When a customer visits our website and links to one of the e-commerce vendor companies websites to purchase an item, we receive a commission. Typically, these commissions range from 3% to 10% of the sale price.


     When the My BarPoint service becomes available, we intend to provide manufacturers, retailers and others the ability to send e-mail or other notifications to persons who store a particular UPC barcode number on the service and desire this information. My BarPoint users will indicate when they register if they would like to receive such messages.

 Research and Development


     We believe that strong product development capabilities are essential to our strategy of continuing to enhance and improve our product offerings both on our web site and on mobile devices. This process involves continued investment in equipment, services and qualified personnel to optimize our ability to adapt to rapidly changing technologies and evolving customer expectations. Our patent-pending "reverse search" technology has been developed to provide access to our database of UPC linked product information from a variety of Internet capable devices, using industry standard software platforms. Our in-house web development team includes programmers, engineers, graphic designers, and database administrators.


     Research and development expenses were $77,912 for the year ended September 30, 1999 and $609,147 for the six months ended March 31, 2000. Research and development expenses were primarily due to development of our large database of products and information linked to the manufacturer's UPC barcode number, as well as the hiring of personnel. These amounts do not reflect certain development costs that were capitalized. We expect that research and development expenses in fiscal year 2000 will significantly exceed our research and development expenses for fiscal year 1999. See "Risk Factors" for a discussion of certain risks related to our research and development.


     Intellectual Property


     Our future success and ability to compete depend significantly on our proprietary technology. We have applied for six patents related to our technology. We cannot assure our stockholders that any of these patents will be issued, or if issued that any of them will be upheld against challenges. In addition, we rely on copyright, trademark and trade secret laws and confidentiality agreements with our employees and third parties to protect our intellectual property. We have applied for registration of several trademarks, including the BarPoint name and our logo in the United States and will seek to register additional service marks and trademarks as appropriate.


     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information or technology. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States and we currently do not have any patents in any foreign country. In addition, others could possibly independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer.


     Companies in the computer software industry frequently resort to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. This type of litigation, even if we are successful, could be time-consuming and expensive, divert management's attention, cause product or service delays or require us to enter into royalty or licensing agreements on terms that may not be acceptable to us. A successful claim of infringement against us could materially adversely affect our business, financial condition and results of operations.


     Competition


     The electronic and mobile commerce markets are relatively new and are growing rapidly. We face competition from a number of established competitors who offer consumer goods and product information on the Internet including Yahoo!, Lycos, Excite, My Simon, Comparenet, dealtime.com, checkout.com, Infospace.com, iChoose.com and pcsmart.com. Many of our competitors have greater financial, technical, marketing and other resources than us. Because barriers to entry are low, new competitors will continue to emerge.


     Our ability to compete successfully depends in part upon our ability to attract and retain personnel with a wide range of technical capabilities. Competition for experienced and technically capable personnel is intense, and is expected to increase in the future. We cannot assure our stockholders that we will be able to attract and retain the necessary personnel to develop and expand our business.


     We believe that we are the first system utilizing reverse search technology on the Internet to provide detailed product specific information using UPC barcode numbers as the primary search parameter. If another company develops similar or superior capabilities or if our concept and technology do not achieve market acceptance, our business, financial condition and results of operations will be materially adversely affected.


Legal Proceedings



     On April 4, 2000, PriceBee.com, Inc. submitted a claim for arbitration to the American Arbitration Association with respect to our termination of an agreement and plan of merger, whereby we had agreed to acquire PriceBee. PriceBee alleges that our termination of the agreement and plan of merger was wrongful and seeks specific performance and/or $5.0 million in damages. We have submitted a counterclaim against PriceBee alleging breach of the agreement and plan of merger on the part of PriceBee and are seeking $7.0 million in damages. BarPoint and PriceBee each have selected an arbitrator and a third independent arbitrator has been selected. An administrative conference is scheduled to occur on September 12, 2000.



     We are not a party to any other material legal proceedings.


Employees



     As of June 30, 2000, we had 61 full-time employees. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.



Properties


     Our corporate headquarters are located in Fort Lauderdale, Florida. We lease approximately 10,284 square feet of space in Fort Lauderdale, Florida under a lease which expires in 2004.

                                   MANAGEMENT


Executive Officers, Directors and Key Employees


     Our executive officers, directors and key employees, and their ages as of August 1, 2000, are as follows:




Name                               Age    Position
-------------------------------   -----   ---------------------------------------------------
Leigh M. Rothschild ...........    49     Chairman of the Board
John C. Macatee ...............    49     President, Chief Executive Officer and Director
Jeffrey W. Sass ...............    41     Chief Operating Officer, Executive Vice President,
                                          Secretary and Director
Michael A. Karmelin ...........    53     Chief Financial Officer
Seymour G. Siegel .............    57     Director
David W. Sass .................    64     Assistant Secretary and Director
Jay Howard Linn ...............    66     Director
Kenneth Jaeggi ................    53     Director
David Wachter .................    37     Director
Gerald C. McDonough ...........    72     Director
Marguerite W. Sallee ..........    54     Director


     Leigh M. Rothschild. Mr. Rothschild became Chairman of the Board in June 1999 and served as our Chief Executive Officer from June 1999 through March 2000. Prior to founding Florida BarPoint in October 1998, Mr. Rothschild was President and Chief Executive Officer of Intracorp Entertainment, Inc., a consumer software company with worldwide product distribution that he founded in 1984. Mr. Rothschild is a former presidential appointee to the High-Resolution Board for the United States under former President George Bush. He has served two Florida governors on technology boards and served as a special advisor to the Florida Secretary of Commerce (now governor) Jeb Bush. Prior to founding Intracorp, Mr. Rothschild was a real estate investor and founded several high technology companies. Mr. Rothschild has an undergraduate degree from and has also done post graduate work at the University of Miami.


     John C. Macatee. Mr. Macatee joined BarPoint as its President and Chief Executive Officer in March 2000. Mr. Macatee was President and Chief Operating Officer and a director of Office Depot, Inc. from August 1997 until October 1999. Prior to joining Office Depot, Mr. Macatee was President of Sherwin-Williams Paint Stores Group, a Division of The Sherwin-Williams Company, a New York Stock Exchange listed company, a position he held from 1992 to 1997. At Sherwin-Williams, Mr. Macatee was responsible for more than 2,000 stores and commercial branches, as well as a professional sales force serving corporate and industrial customers. Prior to becoming the president of Sherwin-Williams Paint Stores Group, Mr. Macatee held a number of other positions during his 26 years with that company. Mr. Macatee has a Master of Science degree in Business from Columbia University in New York.


     Jeffrey W. Sass. Mr. Sass has worked with BarPoint since our inception in October 1998 and became Chief Operating Officer, Executive Vice President and a director in June 1999. Prior to joining BarPoint in June 1999, Mr. Sass formed, in July 1997, the Marketing Machine, a full-service marketing agency and consultant firm, servicing clients in computer hardware, software and other industries. From April 1995 through July 1997 he served as Vice President of marketing at Intracorp Entertainment. From July 1994 through April 1995 Mr. Sass was the director of marketing of Gametek, Inc. Mr. Sass is a graduate of Cornell University. Mr. Sass is the son of David W. Sass, one of our directors.



     Michael A. Karmelin. Mr. Karmelin joined us as our Chief Financial Officer in June 2000. From April 1999 to April 2000 he served as Chief Executive Officer and Chief Financial Officer of Touch Tone Technologies, Inc., a telecommunications and Internet company in Boca Raton, Florida. From May 1998 to April 1999, Mr. Karmelin was Vice President and Treasurer of Ocean Financial Corporation. Prior to joining Ocean Financial Corporation, Mr. Karmelin was part of the Merrill Lynch Management team from December

1985 to April 1998 serving as Chief Financial Officer of several Merrill Lynch businesses. Mr. Karmelin has a Masters of Business Administration degree from New York University.



     Seymour G. Siegel. Mr. Siegel became a director of our company in July 1995. Mr. Siegel is a CPA and from 1969-1990 was senior partner and founder of Siegel Rich & Co. P.C., an accounting firm specializing in privately owned businesses and high net worth individuals. In 1990, Siegel Rich merged with M.R. Weiser & Co. Mr. Siegel stayed on as a senior partner until 1994, when he co-founded Siegel Rich Incorporated, a firm providing advisory services to businesses regarding mergers and acquisitions, long-range planning and problem resolution. In April 2000, Siegel Rich became a division of Rothstein, Kass & Co. P.C., a national firm of accountants and consultants. Mr. Siegel is also a former director of the Oak Hall Capital Fund and Prime Motor Inns, L.P.


     David W. Sass. Mr. Sass has been a director of our company since July 1995. For the past 39 years, Mr. Sass has been a practicing attorney in New York City and is currently a senior partner in the law firm of McLaughlin & Stern, LLP, counsel to our company. Mr. Sass is an officer of Westbury Metals Group, Inc. a company engaged in the refining of precious metals; a director of Pallet Management Systems, Inc. a company engaged in the manufacture and repair of wooden pallets and other packaging services and a member and Vice Chairman of the Board of Trustees of Ithaca College. Mr. Sass is the father of Jeffrey
W. Sass, our Chief Operating Officer, Executive Vice President and a director.


     Jay Howard Linn. Mr. Linn has been a director of our company since July 1999. Since 1957, Mr. Linn has been practicing Certified Public Accountant in the Miami-Dade County area. He currently practices in his own name in Bay Harbor Islands, Florida. Prior to opening this office in 1995, Mr. Linn was, for fourteen years, a partner in the CPA firm of Moss & Linn in North Miami, Florida.



     Kenneth Jaeggi. Mr. Jaeggi became a director of our company in September 1999. He is the Senior Vice President of Finance and the Chief Financial Officer of Symbol Technologies, Inc. From May 1996 to May 1997, he was a member of the Office of the Chairman and the Operating Committee of Electromagnetic Sciences in Atlanta, GA. From December 1992 until May 1996, Mr. Jaeggi served as Senior Vice President, Chief Financial Officer and consultant of Scientific-Atlanta, Inc., a leading producer of cable network and satellite communications systems.


     David Wachter. Mr. Wachter became a director of our company in May 2000. Since July 1999, he has been a managing director of Jefferies & Company, Inc. Prior to joining Jefferies, David was a Managing Director, head of Corporate Finance and member of Executive Committee and Commitment Committee at C.E. Unterberg, Towbin from 1990 to July 1999. Prior to Unterberg, David was an investment banker at Lehman Brothers from 1987 through 1990.


     Gerald C. McDonough. Mr. McDonough became a director of our company in June 2000. Mr. McDonough has been Chairman of G.M. Management Group (strategic advisory services) since 1988. He was Chairman and Chief Executive Officer of Leaseway Holdings, Inc. from 1987 to July 1988 and Chairman and Chief Executive Officer of Leaseway Transportation Corp. from 1982 to 1987. Mr. McDonough is a Director of Associated Estates Realty Corporation and is Chairman of the Independent Trustees of The Fidelity Funds. Mr. McDonough also serves as the Chairman of the Board of York International Corp.


     Marguerite W. Sallee. Ms. Sallee became a director of our company in June 2000. Ms. Sallee has served as Chairman and Chief Executive Officer of Frontline Group, Inc. since July 1999. Prior to that Ms. Sallee was the Chief Executive Officer of Bright Horizons Family Solutions from July 1998 to January 1999. Ms. Sallee served as President and Chief Executive Officer of Corporate Family Solutions between February 1987 and July 1998. She also serves on the board of directors of Saks, Inc.


     Messrs. Leigh Rothschild and Jeffrey Sass were previously employed by a company, Intracorp Entertainment, Inc. which on October 4, 1996 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. Messrs. Jeffrey Sass and Leigh Rothschild were officers of Intracorp. The filing of this bankruptcy petition was caused, in part, by the failure and subsequent bankruptcy of two of Intracorp's largest accounts receivable debtors. Intracorp operated as a debtor-in-possession under case number 96-16276-BKC-RAM, United States Bankruptcy Court for the Southern District of Florida. On March 20, 1998, the Bankruptcy Court entered its order converting Intracorp's bankruptcy case to a case under Chapter 7 of the U.S. Bankruptcy Code. A Chapter 7 Trustee was appointed who undertook liquidating the remaining assets of Intracorp.


Board of Directors and Committees


     The board of directors has a compensation committee and an audit committee.



     Compensation Committee. The compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to our executive officers and directors and our subsidiaries including stock compensation and loans. In addition, the compensation committee reviews and makes recommendations on stock compensation arrangements for all of our employees. The compensation committee also administers our 1999 Equity Incentive Plan. The current members of the compensation committee are Seymour Siegel, Jay Howard Linn, David W. Sass and Leigh Rothschild.



     Audit Committee. The audit committee of the board of directors reviews and monitors our corporate financial reporting and audits, including, among other things, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal requirements that have a significant impact on our financial reports. The audit committee also consults with our management and our independent auditors regarding the preparation of financial statements and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Seymour Siegel, Gerald C. McDonough and Marguerite W. Sallee with Seymour Siegel chairing the committee.


Director Compensation


     Each of our directors receives an annual stipend of $10,000 paid quarterly and options to purchase 10,000 shares per year. Historically, we granted new directors options to purchase 40,000 shares of our common stock upon election at an exercise price equal to the market price on the date of election. The board intends to grant new independent directors, who serve on our audit and/or compensation committees, options to purchase 50,000 shares of our common stock upon election, at an exercise price equal to market price on the date of election.

Executive Compensation


     The following table sets forth compensation information for the fiscal year ended September 30, 1999 paid by us for services by our Chief Executive Officer and our other executive officer whose total salary and bonus for that fiscal year exceeded $100,000, collectively referred to below as the "named executive officers":


                          Summary Compensation Table

                                              Annual Compensation                   Long-Term Compensation
                                 --------------------------------------------- -------------------------------
                                                               Other Annual               Securities
Name and Principal Position       Year   Salary($)   Bonus   Compensation ($)         Underlying Options
-------------------------------- ------ ----------- ------- ------------------ -------------------------------
Leigh M. Rothschild(1)
 Chief Executive Officer ....... 1999    $  66,667     --                 --
Jeffrey W. Sass(1)
 Executive Vice President ...... 1999    $  50,000     --                 --
Matthew Schilowitz(2)            1999    $ 150,000     --                 --   190,615 shares of common stock
 Director/Consultant ........... 1998    $ 155,000                             576,748 shares of common stock
                                 1997    $ 105,000     --                 --   346,049 shares of common stock

--------
(1) Messrs. Rothschild and Sass were employed by us for only four months of our fiscal year ended September 30, 1999. Salary payment amounts reflect payments for a partial year.

(2) On March 24, 1997, Mr. Schilowitz was granted options to purchase 300,000 shares at an exercise price of $2.337 per share under our 1996 Incentive Stock Option Plan. This grant has been adjusted to options to purchase 346,049 shares at an exercise price of $.30 as a result of dilution protection. On June 19, 1998, Mr. Schilowitz was granted options to purchase 500,000 shares at an exercise price of $.35 per share under the Plan for Incentive Compensation of Matthew Schilowitz, as amended. This grant has been adjusted to options to purchase 576,748 shares at an exercise price of $.30 per share as a result of dilution protection.


Option Grants in Last Fiscal Year

     The following table sets forth each grant of stock options during the fiscal year ended September 30, 1999 to each of the named executive officers. No stock appreciation rights were granted to these individuals during that year.

                         Option Grants in Fiscal 1999

                                                             Individual Grants
                                     -----------------------------------------------------------------
                                        Number of      Percent of Total
                                       Securities        Options/SARs
                                       Underlying         Granted to
                                      Options/SARs       Employees in        Exercise       Expiration
Name                                     Granted         Fiscal Year       Price ($/Sh)        Date
----------------------------------   --------------   -----------------   --------------   -----------
Leigh Rothschild(1)
  CEO and Chairman ...............           -0-                0%                --              --
Jeffrey Sass
  Chief Operating Officer,
  Executive Vice President
  and Secretary ..................           -0-                0%                --              --
Matthew Schilowitz(2)
  Former CEO, consultant .........       190,615             32.7%            $ 1.90        6/3/2004

--------
(1) Mr. Rothschild resigned as CEO in March 2000 but retains his position as Chairman.
(2) Mr. Schilowitz resigned as CEO in June 1999 but continues to be a consultant.

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES


Option Exercises and Values for 1999


     The table below sets forth the following information with respect to option exercises during fiscal 1999 by each of the named executive officers and the status of their options at September 30, 1999 (1) the number of shares of common stock acquired upon exercise of options during fiscal 1999, (2) the aggregate dollar value realized upon the exercise of such options, (3) the total number of exercisable and non exercisable stock options held at September 30, 1999, and (4) the aggregate dollar value of in-the-money exercisable options at September 30, 1999.



                 Aggregated Option Exercises During Fiscal 1999
                                      and
                      Option Values on September 30, 1999



                                       Number of Securities              Value of Unexercised
                                      Underlying Unexercised             In-the-Money Options
                                        Options at 9/30/99                  at 9/30/99(1)
                                  -------------------------------   ------------------------------
Name                               Exercisable     Unexercisable     Exercisable     Unexercisable
-------------------------------   -------------   ---------------   -------------   --------------
   Leigh Rothschild ...........           -0-          -0-                  -0-          -0-
   Jeffery Sass ...............           -0-          -0-                  -0-          -0-
   Matthew Schilowitz .........     1,113,412          -0-           $4,580,111          -0-

--------
(1) Values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. For purposes of this table, fair market value is deemed to be $4.6875, the average of the high and low bids for our common stock price on the OTC Bulletin Board on September 30, 1999.


Employment Agreements


     In March 2000, we entered into an employment agreement with John Macatee, our President and Chief Executive Officer which was amended in April 2000. His employment agreement, as amended, provides for a term of two years, with automatic one year renewals unless either party gives written notice. Mr. Macatee's base salary is $400,000 in the first year and $450,000 in the second year and he is eligible for bonuses under a bonus plan we will establish. In addition, he receives a monthly car allowance of $750 plus insurance and maintenance. Upon entering into the employment agreement, Mr. Macatee was granted options to purchase 300,000 shares of BarPoint common stock at an exercise price of $12.75 per share. These options vest 100,000 each year for three years beginning on the first anniversary of his employment and expire after five years. The employment agreement also includes non-competition and confidentiality provisions.


     Also in March 2000, we entered into new employment agreements with Leigh Rothschild and Jeffrey Sass. The original employment agreements were entered into in June 1999. Our new agreement with Mr. Rothschild provides that he shall serve as the Chairman of the Board with annual salary of $300,000 and a $50,000 increase in one year. Our new employment agreement with Mr. Sass provides that he shall serve as our Executive Vice President, Chief Operating Officer and Secretary with an annual salary of $250,000 and a $50,000 increase in one year. The new employment agreements for Messrs. Rothschild and Sass also provide for two year terms with automatic renewals unless either party gives written notice, participation in our bonus incentive plan, participation in our employee benefits plans and a car allowance of $750 per month. Upon termination other than for death or disability, each will continue to receive his base salary for the remainder of the term and retain any stock options whether or not vested or exercisable.

     We entered into a consulting agreement with Mr. Schilowitz in June 1999, under which he receives a fee of $150,000 for the first year, $175,000 for the second year and $200,000 for the third year. He may participate in our employee benefit plans to the extent eligible and receives a car allowance of $750 per month. In addition, he will receive a bonus in the amount of 60% of the bonus granted to Mr. Rothschild, if and when Mr. Rothschild receives a bonus pursuant to his employment agreement. Upon termination other than for death or disability, Mr. Schilowitz will continue to receive his base fee for the remainder of the term and retain any stock options whether or not vested or exercisable.


Stock Option Plans



     In March 1996, we adopted the Plan for Incentive Compensation of Matthew Schilowitz, who is currently a consultant and was our chairman and president. This plan was amended in August 1996, March 1997 and June 1998. Under this plan, in March 1996 Mr. Schilowitz was granted options to purchase up to an aggregate of 500,000 shares of common stock at $.35 per share (as amended). This grant has been adjusted to options to purchase 576,748 shares of common stock at an exercise price of $.30 per share as a result of dilution protection. In conjunction with the acquisition of BarPoint all such options have become fully vested.



     In February 1996, the Board of Directors adopted the 1996 Incentive Stock Option Plan providing for awards of up to a total of 400,000 shares of our common stock. In January 1997, we granted five year options under this plan providing for 10,000 shares at a price of $2.125 per share to four directors and two key employees of The Harmat Organization. During the year ended September 30, 1999, 50,000 options were exercised. On March 24, 1997, Mr. Schilowitz was granted options to purchase 300,000 shares of common stock at an exercise price of $2.337 per share for a period of five years under this plan. All of these grants have been adjusted to options to purchase 346,049 shares exercisable at $.30 per share as a result of dilution protection.


     As part of the June 3, 1999 Harmat acquisition we authorized five year options to purchase 800,000 shares of our common stock at an exercise price of $1.90 per share. These options vest as follows: one-third after June 3, 2000; one-third after June 3, 2001 in the event we achieve revenues of $24,500,000 in the second year and one third after June 3, 2002 in the event we achieve revenues of $89,500,000 in the third year. To date all of the options have been granted to some of our employees, management and the original BarPoint-Florida stockholders.


     The 1999 Equity Incentive Plan was adopted by our board of directors on September 17, 1999, and approved by our stockholders in April 2000, authorizing us to grant five year options to purchase 1,500,000 shares of our common stock at fair market value at date of grant, with the exception of some options to be granted at 85% of the fair market value at the date of grant. On April 4, 2000, the board of directors amended the 1999 Equity Incentive Plan, subject to stockholder approval, authorizing us to grant options to purchase an additional 1,500,000 shares of our common stock under the plan, for a total of 3,000,000 shares. To date, 1,729,000 options have been granted.


     On April 4, 2000 the annual meeting of stockholders was held and the stockholders approved the election of directors, adopting the 1999 Equity Incentive Plan, ratified the granting of certain options to officers and directors and adopting an amendment to our Certificate of Incorporation increasing the authorized shares of common stock to 100,000,000 shares.


     On April 4, 2000 the Board of Directors approved an employee benefits program including a 401(k) Retirement Plan and an employee Stock Purchase Plan. The 401(k) Plan provides for us to match 25% of the first six percent of employee contributions and an additional 25% of the first six percent of employee contributions if specified annual goals are achieved. The employee Stock Purchase Plan provides for us to contribute up to 15% of the price of the common stock purchased by the employee.

                             CERTAIN TRANSACTIONS


     The June 3, 1999 Acquisition


     Our present business and technology was acquired from a Florida corporation by the name of BarPoint.com, Inc. known as BarPoint-Florida. We acquired BarPoint-Florida when our company, then The Harmat Organization, Inc., purchased all of the outstanding shares of the Florida corporation. The transaction was accounted for as a reverse acquisition, as if the BarPoint-Florida acquired our company, due to the fact that the former stockholders of the BarPoint-Florida owned a majority of our common stock after the transaction. Upon the closing of the acquisition, we changed our name from The Harmat Organization, Inc. to BarPoint.com, Inc.


     The consideration for the acquisition was 6,634,042 shares of our common stock based upon a negotiated value of $1.90 per share. The purchase price was subject to adjustment depending upon the value of specified assets at the date of closing (June 3, 1999) and over a 45 day period following the closing.


     A group of investors headed by Matthew Schilowitz, a Stockholder and former President and director of our company, made a capital contribution to the company of 250,000 shares of FinancialWeb.com, Inc. and certain other assets. Our board of directors declared a stock dividend of our common stock to our stockholders of record on June 2, 1999, prior to the date the stockholders of the acquired company received our common stock in the transaction. The number of shares to be distributed in the dividend was determined based upon the value of the FinancialWeb Stock over a 45 day period, plus the agreed upon value of the other assets contributed. The payment of the dividend was made on October 19, 1999, of an aggregate of 878,770 shares of our common stock distributed pro rata.


     As part of the transaction our company sold to Leigh Rothschild, President of the Florida corporation of BarPoint.com, Inc., and our current Chairman, three (3) shares of our company's Series A Preferred Stock for a purchase price of $10.00 per share. The preferred stock shall vote on a pari-passu basis with our common stock. The first share of preferred stock has 216,667 votes, the second share has 108,333 votes and the third share of preferred stock has 346,766 votes. In no event will any of the preferred stock have any votes after June 7, 2004.


     As part of the acquisition we authorized five year options to purchase 800,000 shares of our common stock at an exercise price of $1.90 per share. To date, all of the options have been granted to certain of our employees, management and the original BarPoint-Florida stockholders. Such options vest as follows: one-third immediately after one year from the date of the closing of the acquisition (June 3, 1999), one-third after the second year from the date of the closing of the acquisition, in the event we achieve revenues of $24,500,000 in the second year, and the balance of one-third after the third year from the date of closing of the acquisition, in the event we achieve revenues of $89,500,000 in the third year.


     Other Related Transactions



     On April 5, 2000, we completed a private placement of 1,477,600 shares of our common stock to institutional investors at a purchase price of $12 per share. Jefferies & Company, Inc. acted as placement agent and received a commission of 5% of the gross proceeds and warrants to purchase 250,000 shares of our common stock at an exercise price of $7.38 per share, the market price at the time of the engagement, expiring December 7, 2004. David Wachter, a managing director of Jefferies & Company, became one of our directors following the private placement in connection with the transaction. He received 22,000 of the warrants paid to Jefferies & Company.


     In August 1999, we announced a strategic partnership with Symbol Technologies, Inc. As part of the strategic partnership Symbol Technologies purchased 1,315,789 shares of our common stock valued at $1.90 per share or $2,500,000 which currently is approximately 7.7% of our outstanding common stock, in exchange for $1,000,000 cash plus a royalty free license to use Symbol's scanner patents and to make available to

BarPoint up to 110,000 Symbol SPT 1500 machines at a special price. Symbol was also granted the right to designate one member of our board of directors. Ken Jaeggi, CFO and Senior Vice President of finance of Symbol Technologies, was Symbol's designee to our board of directors. Symbol manufactures a wide range of barcode scanning hardware that is compatible with BarPoint's service, including the SPT 1500, a handheld organizer using the popular Palm platform with a built in laser barcode scanner.


     David W. Sass, a director of our company, is the father of Jeffrey W. Sass, our Chief Operating Officer and Executive Vice President. Mr. David W. Sass is a partner with McLaughlin & Stern, LLP, our counsel. McLaughlin & Stern, as a BarPoint-Florida shareholder, received 79,609 shares as part of the acquisition transaction, and was granted options to purchase 8,498 of our shares at an exercise price of $1.90 per share. The total shares beneficially owned by McLaughlin & Stern represent less than 1% of our outstanding shares as of December 31, 1999. In addition, McLaughlin & Stern received aggregate legal fees of $69,000 during 1999, $19,000 during 1998 and $120,000 during the six months ended March 31, 2000, for services rendered to us.



     In August 1999, we repaid an advance from Leigh Rothschild, our Chairman of the Board, in the amount of $110,000. The advance was unsecured and non-interest bearing.


     The 1999 Equity Incentive Plan was adopted by our board of directors on September 17, 1999. In November 1999, options were granted to Leigh Rothschild and Jeffrey W. Sass to purchase 300,000 and 255,000 shares of common stock respectively, exercisable at $8.20. In addition Matthew Schilowitz was granted 180,000 shares, exercisable at $6.97 per share. In addition options to purchase 40,000 were granted to each of David W. Sass, Jay Howard Linn, Seymour Siegel and Ken Jaeggi. Mr. Jaeggi's shares are currently owned by Symbol Technologies.



     A Plan for Incentive Compensation of Matthew Schilowitz was adopted by our board of directors and approved by our stockholders on March 1, 1996, amended August 3, 1996, March 24, 1997 and June 19, 1998. The plan is currently fully vested and can be exercised for a period of 10 years expiring April 1, 2006. Pursuant to this plan, Mr. Schilowitz has been granted an option to purchase up to an aggregate of 500,000 shares of common stock at $.35 per share, which has been adjusted to 576,748 shares exercisable at $.30 per share.



     On January 23, 1997, our board of directors voted to grant options to four directors, (David W. Sass, Scott Prizer, David Eiten, and Seymour Siegel) under the terms of our 1996 Stock Option Plan. Each board member abstained from voting for himself. Each individual was granted a five year option to purchase 10,000 shares at a price of $2.125. On June 19, 1998 the exercise price was reduced to $.35. All of these options have been exercised.


     On March 24, 1997, as part of our 1996 Qualified Stock Option Plan, Mr. Schilowitz was granted an option of 300,000 shares (which was later adjusted after a stock dividend to 370,649 shares) of our common stock at an exercise price of $2.337 per share, then 110% of the fair market value of these shares. On June 19, 1998, our board of directors voted to reduce the exercise price of these options for Mr. Schilowitz to $.35 ($.30, as adjusted). These options expire after five years.



     In July 1997, Matthew Schilowitz became personally indebted to us pursuant to a promissory note in the original principal amount of $225,000, which bears interest at the prime rate of the Chase Manhattan Bank, N.A. and is collateralized by 500,000 shares of our common stock. Under an agreement between Mr. Schilowitz and us, the note and all accrued interest thereon deemed satisfied and paid in full in exchange for Mr. Schilowitz's waiver of commissions plus expenses in the amount of $246,548.95.


     During 1998 we made loans to related parties in the amount of $186,696. These loans had no stated interest rate and are due on demand.


     During 1998 we purchased a building lot from Crossings Associates, L.P. (of which Matthew Schilowitz is a 11.1% owner) and constructed and sold a house on such lot.

                            PRINCIPAL STOCKHOLDERS


     The table below sets forth information regarding the beneficial ownership of our common stock as of July 31, 2000, by the following individuals or groups:


   o each person or entity who is known by us to own beneficially more than 5.0% of our outstanding stock;


   o each of the named executive officers;


   o each director; and


   o all directors and executive officers as a group.


     Percentage ownership in the following table is based on 16,982,577 shares of common stock outstanding as of May 15, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of July 31, 2000 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. Unless otherwise noted the address of each person is c/o BarPoint.Com, One East Broward Boulevard, Suite 410, Fort Lauderdale, Florida 33301.

                                                        Number of      Percent
Name & Address                                        Shares Owned     of Class
--------------------------------------------------   --------------   ---------
Leigh M. Rothschild(1)(4) ........................        926,818         5.5%
Irrevocable Trust No. III(2)
 c/o Jay Howard Linn, Trustee
 1108 Kane Concourse, Suite 310
 Miami, Fl. 33154 ................................      4,702,495        27.7%
David W. Sass(3)(7)
 c/o McLaughlin Stern, LLP
 260 Madison Avenue
 New York, NY 10016 ..............................         75,592           *
Matthew C. Schilowitz(5)
 PO BOX 108
 Remsenburg, NY 11960 ............................      1,713,412        10.1%
Jeffrey W. Sass(6) ...............................        487,192         2.9%
Michael A. Karmelin ..............................             --          --
Seymour G. Siegel(8)
 c/o Rothstein, Kass & Co. P.C.
 1177 Avenue of the Americas
 New York, NY 10036 ..............................         59,817           *
Jay Howard Linn(9)
 1108 Kane Concourse, Suite 310
 Miami, Fl. 33154 ................................         71,313           *
Kenneth Jaeggi(10)
 Symbol Technologies
 One Symbol Plaza
 Holtsville, NY 11742-1300 .......................             --          --
Symbol Technologies(11)
 One Symbol Plaza
 Holtsville, NY 11742-1300 .......................      1,355,789         8.0%
John C. Macatee ..................................             --           *
David Wachter(12)
 520 Madison Avenue
 New York, NY 10022 ..............................         65,000           *
Gerald C. McDonough ..............................             --          --
Marguerite W. Sallee .............................             --          --
All Officers and Directors as a Group(11) persons)
(1)(3)(4)(6)(7)(8)(9)(10) ........................      1,679,957         9.9%


--------
   * Less than one percent.
 (1) Does not include 156,736 shares and options to purchase 16,730 shares at an exercise price of $1.90 per share, owned by Mr. Leigh M. Rothschild's brother or 156,736 shares and options to purchase 16,730 shares at an exercise price of $1.90 per share owned by the Rothschild Children Present Interest Trust, nor 4,973,328 shares and options to purchase 548,660 shares at an exercise price of $1.90 per share, owned by the Irrevocable Trust No. III, in all of which shares Mr. Leigh M. Rothschild disclaims any beneficial ownership. Mr. Rothschild owns 3 shares of Series A Preferred Stock with 671,766 votes.
 (2) Does not include 156,736 shares and options to purchase 16,730 shares at an exercise price of $1.90 per share, owned by The Rothschild Children's Present Interest Trust nor 31,213 shares and options to purchase 3,343 shares at an exercise price of $1.90 per share, owned by Jay Howard Linn, the trustee of both trusts, nor options to purchase 548,660 shares at an exercise price of $1.90 per share.

 (3) Certain partners of McLaughlin & Stern, LLP, our counsel, of which David
     W. Sass is a member, own 73,834 shares. Mr. Sass disclaims any beneficial ownership in such shares. In addition, McLaughlin & Stern, LLP hold options to purchase 8,498 shares at an exercise price of $1.90 per share. Of those options, one-third are immediately exercisable and the balance are subject to certain performance goals. David W. Sass is the father of Jeffrey W. Sass.
 (4) Does not include options to purchase 66,908 shares at an exercise price of $1.90 per share. Includes options to purchase 300,000 shares at $8.20 pursuant to our 1999 Equity Incentive Plan.
 (5) Includes options to purchase 190,615 shares at $1.90 per share, options to purchase 180,000 shares at $6.97 per share, options to purchase 346,049 shares pursuant to the 1996 Stock Option Plan exercisable at $.30 per share and options to purchase 576,748 shares at $.30 per share under his former employment agreement.
 (6) Does not include options to purchase 66,650 shares at an exercise price of $1.90 per share. Includes options to purchase 255,000 shares at $8.20 pursuant to our company's 1999 Equity Incentive Plan.
 (7) Includes options to purchase 40,000 shares pursuant to our 1999 Equity Incentive Plan.
 (8) Includes options to purchase 20,000 shares pursuant to our 1999 Equity Incentive Plan.
 (9) Includes options to purchase 40,000 shares pursuant to our 1999 Equity Incentive Plan. Does not include shares or options (as set forth in this table) owned by the Rothschild Children's Present Interest Trust or the Irrevocable Trust Agreement III. Mr. Linn is a trustee of both trusts. Does not include options to purchase 3,344 shares at an exercise price of $1.90 per share.
(10) Does not include 1,315,789 shares owned by Symbol Technologies, which company Mr. Jaeggi is Senior Vice President and Chief Financial Officer and disclaims any beneficial ownership thereof.
(11) Includes options to purchase 40,000 shares pursuant to the Company's 1999 Equity Incentive Plan.
(12) Includes warrants to purchase 25,000 shares but does not include warrants to purchase 225,000 shares granted to Jefferies & Company, Inc. of which Mr. Wachter is a managing director. Also includes options to purchase 40,000 shares pursuant to our 1999 Equity Incentive Plan.

                             SELLING STOCKHOLDERS


     The following table provides information regarding the beneficial ownership of shares of common stock by the selling stockholders as of the date of this prospectus and as adjusted to reflect the sale of all of their shares. Each of the selling stockholders received their shares in a private placement transaction with BarPoint. Seymour Siegel and David Wachter are directors of BarPoint and Mr. Wachter is a managing director of Jefferies & Company, Inc.


     In connection with those agreements, we have agreed to file and maintain the effectiveness of the registration statement of which this prospectus forms a part and to pay all fees and expenses incident to the registration of this offering, including all registration and filing fees, all fees and expenses of complying with state blue sky or securities laws, all costs of preparation of the registration statement and fees and disbursements of our counsel and independent accountants.




                                                      Shares Beneficially Owned                Shares Beneficially Owned
                                                        Prior to the Offering                     After the Offering
                                             --------------------------------------------   -------------------------------
                                                                Number of
                                                            Shares Underlying
                                                Number         Options or                     Shares
Name of Beneficial Owner                      of Shares         Warrants         Percent     Offered     Number     Percent
------------------------------------------   -----------   ------------------   ---------   ---------   --------   --------
Hartford Capital Appreciation Fund .......     918,100                              5.4%     918,100          0       *
Kevin Kimberlin Partners, LP .............     675,000                              4.0%     675,000          0       *
Jeffrey Braun ............................     526,315                              3.1%     526,315          0       *
Galleon Technology Offshore, Ltd .........     516,666                              3.0%     516,666          0       *
Galleon Technology Partners II, L.P. .....     254,167                              1.5%     254,167          0       *
Stephanie Holdings .......................     202,500                              1.2%     202,500          0       *
Brent Holdings ...........................      25,000                                *       25,000          0       *
Jefferies & Company, Inc. ................       4,167          147,000            13.0%     151,167          0       *
Harry and Hyman Muller ...................     133,500                                *      133,500          0       *
MTF Inc ..................................     131,579                                *      131,579          0       *
Accolade Holdings Ltd. ...................     131,578                                *      131,578          0       *
Alan Pinstein ............................      64,415           23,079               *       87,494          0       *
Michael B. Targoff .......................      71,500                                *       71,500          0       *
Seymour G. Siegel ........................      39,817           50,000               *       10,000     79,817       *
Galleon Technology Partners I, L.P. ......      62,500                                *       62,500          0       *
G. Tyler Runnels .........................      52,632                                *       52,632          0       *
David Rosenberg ..........................      50,000                                *       50,000          0       *
Steven M. Oliveira .......................      50,000                                *       50,000          0       *
Gross Foundation, Inc. ...................      50,000                                *       50,000          0       *
Rose Pscherofer ..........................      50,000                                *       50,000          0       *
Gemilas Chesed Ach Tov ...................      50,000                                *       50,000          0       *
Stewart A. Levine ........................      50,000                                *       50,000          0       *
Steven M. Payne ..........................      47,619                                *       47,619          0       *
David S. Eiten ...........................      37,711                                *       37,711          0       *
NZFunds Global Small Companies Trust......      36,800                                *       36,800          0       *
YMSF Family Partnership LP ...............      36,000                                *       36,000          0       *
Scott Prizer .............................      35,080                                *       35,080          0       *
Murray Sternfeld .........................      35,000                                *       35,000          0       *
Lee M. Rough .............................      32,500                                *       32,500          0       *
Robert Denton ............................      32,500                                *       32,500          0       *
Jeffrey Morrison .........................      32,500                                *       32,500          0       *
Daniel Hewins ............................      32,207           11,540               *       32,207          0       *
Eugene Dworkis ...........................      21,333            8,333               *       29,666          0       *
Blake William Johnson ....................      21,472            8,181               *       29,653          0       *
Boaz Harel ...............................      27,000                                *       27,000          0       *

                                                         Shares Beneficially Owned                Shares Beneficially Owned
                                                           Prior to the Offering                     After the Offering
                                                --------------------------------------------   -------------------------------
                                                                   Number of
                                                               Shares Underlying
                                                   Number         Options or                     Shares
Name of Beneficial Owner                         of Shares         Warrants         Percent     Offered     Number     Percent
---------------------------------------------   -----------   ------------------   ---------   ---------   --------   --------
David Wachter ...............................       4,167           62,000            *         26,167      40,000       *
Hazelbrook Partners, L.P. ...................      25,100                             *         25,000           0       *
Raymond J.H. McKinstry ......................      25,000                             *         25,000           0       *
Robb Peck McCooey Clearing
  Corporation ...............................      25,000                             *         25,000           0       *
Mark Carmen .................................       2,083           20,000            *         22,083           0       *
Joshua Teitelbaum ...........................      22,000                             *         22,000           0       *
JB Were Global Small Companies Fund .........      20,000                             *         20,000           0       *
Congregation Sharei Chesed ..................      20,000                             *         20,000           0       *
Ebrahim Emrani and Manijeh Emrani Jt
  Ten .......................................      20,000                             *         20,000           0       *
Steven Freifeld .............................      18,333                             *         18,333           0       *
HT Partners .................................      18,000                             *         18,000           0       *
William P. Dioguardi ........................      35,526                             *         35,526           0       *
David Dworkis ...............................       8,334            8,334            *         16,668           0       *
Cohanzick Partners, L.P. ....................      15,000                             *         15,000           0       *
Magsi Partners ..............................      15,000                             *         15,000           0       *
Chris Kenoff ................................           0           12,500            *         12,500           0       *
Michael A. Nader ............................      12,000                             *         12,000           0       *
Howard Commander ............................      12,000                             *         12,000           0       *
Michael Rosenblum ...........................      12,000                             *         12,000                   *
Ken Johnson .................................           0           11,277            *         11,271           0       *
Alan K. Jones ...............................       1,236           10,000            *         11,236           0       *
Shuvu Bonim .................................      11,050                             *         11,050           0       *
Alfred Schonberger ..........................      11,000                             *         11,000           0       *
S.O.E. Trust ................................      11,000                             *         11,000           0       *
Frank K. Kriz Jr. ...........................      10,476                             *         10,476           0       *
Norman McKinstry ............................      10,000                             *         10,000           0       *
Abraham L. Slomovics ........................      10,000                             *         10,000           0       *
Abe New .....................................      10,000                             *         10,000           0       *
BBEG, LLP ...................................      10,000                             *         10,000           0       *
Madeline Broitman ...........................      10,000                             *         10,000           0       *
Michael Spitzer .............................      10,000                             *         10,000           0       *
Dr. Gerald Cochran ..........................      10,000                             *         10,000           0       *
JP Systems, Inc. ............................      10,000                             *         10,000           0       *
David O'Brian ...............................           0            9,468            *          9,468           0       *
Steven Cooper ...............................       7,950                             *          7,950           0       *
Radu Duta ...................................         618            7,200            *          7,818           0       *
Susan Lacerra ...............................       1,042            6,000            *          7,042           0       *
Tim Monfort .................................       1,042            6,000            *          7,042           0       *
Ferdinand Landau ............................       5,000                             *          5,000           0       *
Norman Peltz ................................       5,000                             *          5,000           0       *
David Atkinson ..............................           0            5,000            *          5,000           0       *
Salomon Lipschutz ...........................       5,000                             *          5,000           0       *
Andrew Oh ...................................       4,637                             *          4,637           0       *
Ken Murphy ..................................           0            4,058            *          4,058           0       *
Edward Sugar ................................           0            4,000            *          4,000           0       *
Philip R. Lozman ............................       3,000                             *          3,000           0       *
Martin L. Pinstein ..........................       2,967                             *          2,967           0       *
Michele R. Pinstein .........................       2,967                             *          2,967                   *

                                       Shares Beneficially Owned                Shares Beneficially Owned
                                         Prior to the Offering                     After the Offering
                              --------------------------------------------   -------------------------------
                                                 Number of
                                             Shares Underlying
                                 Number         Options or                     Shares
Name of Beneficial Owner       of Shares         Warrants         Percent     Offered     Number     Percent
---------------------------   -----------   ------------------   ---------   ---------   --------   --------
George Rogers .............          0            2,500             *          2,500        0          *
Phil Pinstein .............      2,225                              *          2,225        0          *
Gregory A. Haas ...........      1,484                              *          1,484        0          *
Mark T. Satisky ...........      1,483                              *          1,483        0          *
Bruce Ganer ...............          0              203             *            203        0          *
Loren J. Donelson .........        123                              *            123        0          *


--------
* Represents ownership of less than 1%.

                          DESCRIPTION OF CAPITAL STOCK


General


     Our authorized capital stock consists of 105,000,000 shares of capital stock, 100,000,000 of which are common stock, $.001 par value, and 5,000,000 shares of which are preferred stock, $.001 par value. We currently have 16,982,577 shares of common stock issued and outstanding. We have authorized three shares of Series A preferred stock, which are all issued and outstanding.



Common Stock


     Voting Rights. Each share of common stock entitles its holder to one vote on all matters submitted to a vote of the stockholders. The holders of common stock do not have cumulative voting rights or preemptive rights. In the event of our liquidation, dissolution or winding up, holders of common stock have the right to a ratable portion of the assets remaining after payment of liabilities and the liquidation preference of the holders of any preferred stock. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.


     Dividends. Holders of shares of common stock are entitled to dividends when and as our board of directors declares dividends from funds legally available for dividends.


Preferred Stock


     In June 1999, we designated three shares of preferred Stock as Series A Preferred Stock. Each share was designated as a separate class of Series A Preferred Stock. The Class I share of Series A Preferred Stock is entitled to vote pari passu with the common stock having one vote for each share of common stock issued upon exercise of outstanding Class A Warrants. All Class A Warrants have been exercised or canceled and 216,667 shares of common stock were issued upon exercise of these warrants.


     The Class II share of Series A Preferred Stock is entitled to vote pari passu with the common stock having one vote for each share of common stock issued upon exercise of outstanding Class B Warrants. All Class B Warrants have been exercised or canceled and 108,333 shares of common stock were issued upon exercise of these warrants.


     The Class III share of Series A Preferred Stock is entitled to vote pari passu with the common stock having 346,766 votes.


     The voting rights of all shares of Series A Preferred Stock shall end five years from the date of issuance. All three shares of Series A Preferred Stock were issued on June 7, 1999.


     The shares of Series A Preferred Stock are not entitled to any dividends and are entitled to a liquidation preference upon the liquidation, dissolution or winding up of our business equal to the par value of each share.


Antitakeover Effects of Delaware Law


     Delaware Antitakeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15.0% or more of a corporation's voting stock. The existence of this provision may have an antitakeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.


Transfer Agent and Registrar


     The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.


Shares Eligible for Future Sale



     As of June 30, 2000, we had issued and outstanding 16,982,577 shares of our common stock and approximately 4,373,312 shares of common stock are issuable upon exercise of outstanding options and warrants. The possibility that substantial amounts of our common stock may be issued and/or freely resold in the public market may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of our equity securities.


     Of the 16,982,577 shares of common stock issued and outstanding prior to this offering, we believe that approximately 3,541,270 of the shares are freely tradable without restriction or further registration under the Securities Act, excluding any shares held or purchased by one of our "affiliates" (in general, a person who has a control relationship with us). We believe the remaining approximately 13,441,307 shares of our common stock, including the shares covered by this prospectus prior to the sale of those shares under this prospectus, are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, and may be resold thereafter in compliance with Rule 144. Of those remaining shares, we believe that 8,950,213 shares, including shares held by affiliates, are currently tradable under Rule 144 and the following shares will become tradable under Rule 144 as follows:




  August 9, 2000 .............    2,116,446  shares
  September 10, 2000 .........      526,315  shares
  April 5, 2001 ..............    1,848,333  shares
                                  ---------  -------
                                  4,491,094  shares



     Any of these shares which are included in this prospectus are tradeable upon effectiveness of the registration statement of which this prospectus is a part unless they are subject to the lockup agreements described below.


     The 1,848,333 shares sold in the private placement in April 2000 and the warrants to purchase 250,000 shares issued to Jefferies & Company, Inc. and its affiliates in connection with the private placement are being registered by this registration statement in accordance with our agreements. An additional 4,499,868 shares have piggyback registration rights. Of the total 6,348,201 shares that have those registration rights, 5,302,211 are being registered in this offering. The purchasers of these shares may demand that we file one registration statement at any time after one year from the date of the purchase of these shares from us. In addition, Symbol Technologies, which owns 1,315,789 of the shares with piggyback registration rights and demand registration rights, may demand a second registration statement be filed no sooner than six months following the first demand registration statement if it then holds more than five percent of the outstanding shares of our common stock, provided that the requested registration statement offers shares held by Symbol Technologies representing at least 2% of the outstanding shares of our common stock. Many of the shares that have piggyback registration rights are included in this registration statement.


     Approximately 7,709,074 shares of our outstanding common stock, including those shares owned by Symbol Technologies, are subject to lock-up agreements in connection with the private placement which will expire on the later of (x) October 2, 2000 and (y) the date the registration statement of which this prospectus is a part is declared effective.



     In general, under Rule 144, a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned such shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock or (ii) the average weekly trading volume in our common stock on the Nasdaq SmallCap Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about us. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale by that person and who has beneficially owned his shares for at least two years, will be able to sell his shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of ours.



                             PLAN OF DISTRIBUTION


General


     Transactions. The selling stockholders may offer and sell the common stock in one or more of the following transactions:


     o on the Nasdaq SmallCap Market,


     o in negotiated transactions or


     o in a combination of any of these transactions.


     Prices. The selling stockholders may sell their shares of common stock at any of the following prices:


     o fixed prices which may be changed,


     o market prices prevailing at the time of sale,


     o prices related to prevailing market prices or


     o negotiated prices.


     Direct Sales; Agents, Dealers and Underwriters. The selling stockholders may effect transactions by selling the shares of common stock in any of the following ways:


     o directly to purchasers or


     o to or through agents, dealers or underwriters designated from time to time.


     Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The selling stockholders and any agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

     Supplements. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.


     State Securities Law. Under the securities laws of some states, the selling stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.


     Expenses; Indemnification. We will not receive any of the proceeds from the sale of the common stock sold by the selling stockholders hereunder and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any. We will indemnify the selling stockholders against some civil liabilities, including some liabilities which may arise under the Securities Act.


                                 LEGAL MATTERS


     The validity of the common stock offered by this prospectus will be passed upon for BarPoint by Greenberg Traurig, P.A., Miami, Florida.


                                    EXPERTS


     Marks Paneth & Shron LLP (f/k/a Marks Shron & Company), independent certified public accountants, have audited our consolidated financial statements at September 30, 1999, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Marks Shron & Company LLP's report, given on their authority as experts in accounting and auditing.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to BarPoint and the common stock offered by this prospectus, refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; refer in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement of the type referred to in the preceding sentence is qualified in all respects by reference to the exhibit. You may inspect a copy of the registration statement without charge at the Securities and Exchange Commission's principal office in Washington, D.C. and obtain copies of all or any part thereof upon payment of a fee from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Securities and Exchange Commission's regional offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is www.sec.gov.


     We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We do intend to furnish other reports as we may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS



                                                                                              Page
                                                                                             -----
Report of Independent Certified Public Accountants .......................................    F-2

Consolidated Balance Sheets as of September 30, 1999 and March 31, 2000 (Unaudited) ......    F-3

Consolidated Statements of Operations for the year ended September 30, 1999, the six months ended March 31, 2000 (Unaudited) and the period from inception to March 31, 2000
  (Unaudited).............................................................................    F-4

Consolidated Statements of Cash Flows for the year ended September 30, 1999, and the six months ended March 31, 2000 (Unaudited) and the period from inception to March 31, 2000
  (Unaudited).............................................................................    F-5

Consolidated Statements of stockholders' Equity for the year ended September 30, 1999, the six months ended March 31, 2000 (Unaudited) and the period from inception to
  March 31, 2000 (Unaudited) .............................................................    F-6

Notes to Consolidated Financial Statements ...............................................    F-7

                           MARKS SHRON & COMPANY LLP
                         CERTIFIED PUBLIC ACCOUNTANTS


                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors and stockholders of BarPoint.com, Inc.


     We have audited the accompanying consolidated balance sheet of BarPoint.com, Inc. and subsidiaries (a development stage company) as of September 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BarPoint.com, Inc. and subsidiaries as of September 30, 1999, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



     As discussed in Note A, these financial statements have been restated to reflect a change in the method of accounting for certain contracts obtained in conjunction with the issuance of Company shares. Previously issued financial statements as of September 30, 1999 and for the year then ended should be discarded and no longer relied upon.




Marks Shron & Company LLP
Great Neck, New York
December 15, 1999

                      BARPOINT.COM, INC. AND SUBSIDIARIES
                         (A Development Stage Company)



                          CONSOLIDATED BALANCE SHEET





                                                                                 September 30,       March 31,
                                                                                      1999              2000
                                                                                ---------------   ---------------
                                                                                                    (unaudited)
                                   ASSETS
Current Assets
Cash and cash equivalents ...................................................    $  5,973,956      $ 27,122,552
Marketable securities .......................................................       3,223,123         7,181,221
Accounts receivable .........................................................              --            57,908
Inventory ...................................................................              --            46,076
Mortgage receivable .........................................................         210,436            60,000
Other assets ................................................................         101,886           158,045
                                                                                 ------------      ------------
Total Current Assets ........................................................       9,509,401        34,625,802
                                                                                 ------------      ------------
Property -- land ............................................................         149,750
Equipment -- net of accumulated depreciation of $2,207 and $21,611 ..........          22,602           205,686
                                                                                 ------------      ------------
                                                                                      172,352           205,686
                                                                                 ------------      ------------
Other Assets
Escrow deposit ..............................................................              --           190,000
Goodwill -- net .............................................................              --           490,285
Software development and licensing -- net of accumulated amortization
  of $13,471 and $450,045 ...................................................       1,759,398         1,322,974
                                                                                 ------------      ------------
                                                                                    1,759,398         2,003,259
                                                                                 ------------      ------------
Total Assets ................................................................    $ 11,441,151      $ 36,834,747
                                                                                 ============      ============
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses .......................................    $    337,637      $  1,059,049
Income taxes payable ........................................................              --         5,786,726
                                                                                 ------------      ------------
Total Current Liabilities ...................................................         337,637         6,845,775
                                                                                 ------------      ------------
Other Liabilities
Deferred taxes ..............................................................         215,899         2,246,894
                                                                                 ------------      ------------
Total Liabilities ...........................................................         553,536         9,092,669
                                                                                 ------------      ------------
Stockholders' Equity
Preferred Stock, $.001 par value--authorized 5,000,000 shares; 3 shares
  issued and outstanding ....................................................              --                --
Common Stock, $.001 par value--authorized 20,000,000 shares issued and outstanding, 13,846,410 shares at September 30, 1999 and 15,430,077
  shares at March 31, 2000 ..................................................          13,846            15,430
Paid in capital .............................................................      13,078,029        14,453,728
Subscription receivable .....................................................        (750,000)               --
Accumulated Earnings (Deficit) -- In Development Stage ......................        (438,595)       11,564,636
Accumulated Comprehensive Income ............................................      (1,015,665)        1,708,284
                                                                                 ------------      ------------
Total Stockholders' Equity ..................................................      10,887,615        27,742,078
                                                                                 ------------      ------------
Total Liabilities and Stockholders' Equity ..................................    $ 11,441,151      $ 36,834,747
                                                                                 ============      ============

                      BARPOINT.COM, INC. AND SUBSIDIARIES
                         (A Development Stage Company)


                     CONSOLIDATED STATEMENT OF OPERATIONS




                                                                      For the Year                         From Inception
                                                                         Ended            Six Months        October 1998
                                                                     September 30,           Ended            Through
                                                                          1999          March 31, 2000     March 31, 2000
                                                                   -----------------   ----------------   ---------------
                                                                                          (Unaudited)       (Unaudited)
Revenues:
Total revenues .................................................      $       --         $    220,290      $    220,290
Cost of Sales ..................................................              --               15,925            15,925
                                                                      ----------         ------------      ------------
Gross Profit ...................................................              --              204,365           204,365
Operating Expenses:
Selling, General and Administration (1) ........................         832,290(1)         5,306,625         6,138,915
Research and Development .......................................          77,912              609,147           687,059
                                                                      ------------       ------------      ------------
Total Operating Expenses .......................................         910,202            5,915,772         6,825,974
                                                                      ------------       ------------      ------------
Loss from Operations ...........................................        (910,202)          (5,711,407)       (6,621,609)
                                                                      ------------       ------------      ------------
Other Income:
Interest Income ................................................          63,607              286,700           350,307
Gain on Sale of Marketable Securities and Other Assets .........              --           23,422,663        23,422,663
                                                                      ------------       ------------      ------------
Total Other Income .............................................          63,607           23,709,363        23,772,970
Income before Income Tax .......................................        (846,595)          17,997,956        17,151,361
Income Tax Benefit (Expense) ...................................         408,000           (5,994,726)       (5,586,726)
                                                                      ------------       ------------      ------------
Net Income .....................................................      $ (438,595)        $ 12,003,230      $ 11,564,635
                                                                      ============       ============      ============
Net Income per Common Share --
Basic ..........................................................      $    (0.05)        $       0.79      $       0.98
                                                                      ============       ============      ============
Diluted ........................................................      $     0.05         $       0.70      $       0.86
                                                                      ============       ============      ============
Weighted Average Common Shares Shares
  Outstanding--Basic ...........................................       8,221,278           15,144,561        11,854,828
                                                                      ============       ============      ============
Weighted Average Common Shares Shares
  Outstanding--Diluted .........................................      $       --           17,119,446        13,371,160
                                                                      ============       ============      ============


--------

(1) See Note H -- Related Party Transactions

                      BARPOINT.COM, INC. AND SUBSIDIARIES
                         (A Development Stage Company)



                     CONSOLIDATED STATEMENT OF CASH FLOWS





                                                                                     For the Year
                                                                                        Ended
                                                                                    September 30,
                                                                                         1999
                                                                                   ---------------
OPERATING ACTIVITIES:
Net (loss) income ................................................................   $  (438,595)
Adjustments to reconcile net income to net cash used for operating activities:
Deferred income tax asset ........................................................      (408,000)
Gain on sale of marketable securities ............................................             0
Depreciation and Amortization ....................................................        15,678
Non-Cash administration & development expenses ...................................        20,500
Non-Cash acquisition costs .......................................................   -----------
                                                                                        (810,417)
Increase (decrease) in cash flows due to changes in operating assets and liabilities:
Change in liabilities and deferred income taxes...................................       167,582
Change in assets .................................................................       (36,459)
                                                                                     -----------
Total Adjustments ................................................................       131,123
                                                                                     -----------
Net Cash Used by Operating Activities ............................................      (679,294)
                                                                                     -----------
INVESTING ACTIVITIES:
Cash received on acquisition .....................................................       628,227
Acquisition costs ................................................................      (189,000)
Acquisition of Synergy Solutions, Inc.* ..........................................             0
Sale of land held for sale .......................................................
Sales of marketable securities ...................................................
Software development costs .......................................................       (53,019)
Purchase of marketable securities ................................................
Equipment ........................................................................       (24,659)
                                                                                     -----------
Net Cash Provided by Investing Activities ........................................       361,549
                                                                                     -----------
FINANCING ACTIVITIES:
Payment on subscription receivable ...............................................
Private placements -- net of commissions .........................................     6,273,170
Exercise of stock options and warrants ...........................................        18,530
                                                                                     -----------
Net Cash Provided by Financing Activities ........................................     6,291,700
                                                                                     -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS ........................................     5,973,955
CASH AND CASH EQUIVALENTS -- beginning of period .................................            --
                                                                                     ===========
CASH AND CASH EQUIVALENTS -- end of period .......................................     5,973,955
                                                                                     ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
 Taxes ...........................................................................   $       591
                                                                                     ===========
 Interest ........................................................................   $        --
                                                                                     ===========
Supplemental Disclosure of Noncash Transactions:
Software Development Costs for Services Rendered by Certain stockholders .........   $   220,000
                                                                                     ===========
Product Supply and Technology License Agreement Acquired through
 issuance of common stock -- Note 6 ..............................................   $ 1,500,000
                                                                                     ===========
Non-Cash Administrative, Marketing & Development Expenses ........................   $    20,500
                                                                                     ===========
Finders fee applied to stockholders loan receivable ..............................   $   218,655
                                                                                     ===========
Common stock dividend of 878,770 shares ..........................................
*Acquisition of Synergy Solutions, Inc. 75,000 common shares .....................
Acquisition of BarPoint -- Note A Cashless exercise of warrants ..................



                                                                                                     From Inception
                                                                                      Six Months      October 1998
                                                                                         Ended          Through
                                                                                    March 31, 2000   March 31, 2000
                                                                                   ---------------- ---------------
                                                                                      (Unaudited)     (Unaudited)
OPERATING ACTIVITIES:
Net (loss) income ................................................................  $  12,003,230    $  11,564,635
Adjustments to reconcile net income to net cash used for operating activities:
Deferred income tax asset ........................................................        221,000         (187,000)
Gain on sale of marketable securities ............................................    (23,422,663)     (23,422,663)
Depreciation and Amortization ....................................................        463,978          479,656
Non-Cash administration & development expenses ...................................        580,000          600,500
Non-Cash acquisition costs .......................................................          9,997            9,997
                                                                                    -------------    -------------
                                                                                      (10,144,458)     (10,954,875)
Increase (decrease) in cash flows due to changes in operating assets and liabilities:
Change in liabilities and deferred income due ....................................      6,412,835        6,580,417
Change in assets .................................................................       (131,090)        (167,549)
                                                                                    -------------    -------------
Total Adjustments ................................................................      6,281,745        6,412,868
                                                                                    -------------    -------------
Net Cash Used by Operating Activities ............................................     (3,862,713)      (4,542,007)
                                                                                    -------------    -------------
INVESTING ACTIVITIES:
Cash received on acquisition .....................................................                         628,227
Acquisition costs ................................................................       (189,000)        (189,000)
Acquisition of Synergy Solutions, Inc.* ..........................................       (100,000)        (100,000)
Sale of land held for sale .......................................................        149,750          149,750
Sales of marketable securities ...................................................     24,683,232       24,683,232
Software development costs .......................................................                         (53,019)
Purchase of marketable securities ................................................       (671,704)        (671,704)
Equipment ........................................................................       (188,970)        (213,629)
                                                                                    -------------    -------------
Net Cash Provided by Investing Activities ........................................     23,872,308       24,233,857
                                                                                    -------------    -------------
FINANCING ACTIVITIES:
Payment on subscription receivable ...............................................        750,000          750,000
Private placements -- net of commissions .........................................                       6,273,170
Exercise of stock options and warrants ...........................................        389,002          407,532
                                                                                    -------------    -------------
Net Cash Provided by Financing Activities ........................................      1,139,002        7,430,702
                                                                                    -------------    -------------
NET INCREASE IN CASH AND CASH EQUIVALENTS ........................................     21,148,597       27,122,552
CASH AND CASH EQUIVALENTS -- beginning of period .................................      5,973,955               --
                                                                                    =============    =============
CASH AND CASH EQUIVALENTS -- end of period .......................................  $  27,122,552    $  27,122,552
                                                                                    =============    =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
 Taxes ...........................................................................  $          --    $         591
                                                                                    =============    =============
 Interest ........................................................................  $          --    $          --
                                                                                    =============    =============
Supplemental Disclosure of Noncash Transactions:
Software Development Costs for Services Rendered by Certain stockholders .........  $          --    $     220,000
                                                                                    =============    =============
Product Supply and Technology License Agreement Acquired through
 issuance of common stock -- Note 6 ..............................................  $          --    $   1,500,000
                                                                                    =============    =============
Non-Cash Administrative, Marketing & Development Expenses ........................  $     580,000    $     600,500
                                                                                    =============    =============
Finders fee applied to stockholders loan receivable ..............................  $          --    $     218,655
                                                                                    =============    =============
Common stock dividend of 878,770 shares ..........................................  $         879    $         879
                                                                                    =============    =============
*Acquisition of Synergy Solutions, Inc. 75,000 common shares .....................  $     408,207    $     408,207
                                                                                    =============    =============
Acquisition of BarPoint -- Note A Cashless exercise of warrants ..................  $     195,372    $     195,372
                                                                                    =============    =============

                      BARPOINT.COM, INC. AND SUBSIDIARIES
                         (A Development Stage Company)



                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY





                                           # of Shares        Common Stock
                                          of Preferred  ------------------------  Additional Paid-
                                              Stock        Shares     Par Value      In Capital
                                         -------------- ------------ ----------- ------------------
Balance -- September 30, 1998 ..........       0          2,612,500    $ 2,612      $ 4,253,604
Contribution of 250,000 shares of
 FinancialWeb stock and 60,000
 warrants of Socket Communi-
 cations, Inc. .........................                                                108,956
Stock option compensation to an
 officer ...............................                                                775,000
Unrealized gain on marketable
 securities (net of income taxes)
 October 1, 1998 -- June 3, 1999 .......
Net Loss ...............................
Executive compensation to board of
 directors .............................                     50,000         50           24,950
                                                          ---------    -------      -----------
Balance June 3, 1999 ...................       0          2,662,500      2,662        5,162,510
Acquisition of The Harmat
 Organization ..........................                                               (447,842)
BarPoint.Com, Inc. equity at
 June 3, 1999 ..........................                        100        100          241,400
Recapitalization of BarPoint.Com,
 Inc. ..................................                  6,633,942      6,534           (6,534)
Acquisition costs ......................                                               (189,000)
Private placements and subscription
 note receivable .......................                  4,499,868      4,500        6,800,015
Licensing Agreement -- Note 6 ..........                                              1,500,000
Exercise of stock options ..............                     50,000         50           17,450
Issuance of preferred stock ............       3                 --                          30
Unrealized gain on marketable
 securities (net of income taxes) ......
Net Loss ...............................
                                         --------------  ----------    -------      -----------
Balance -- September 30, 1999 ..........       3         13,846,410     13,846       13,078,029
                                         --------------  ----------    -------      -----------
Balance Forward -- September 30,
 1999 ..................................       3         13,846,410     13,846       13,078,029
Common stock dividend to
 stockholders of record
 June 2, 1999 ..........................                    878,770        879             (879)
Acquisition of Synergy Solutions,
 Inc. ..................................                     75,000         75          408,207
Payment of subscription note
 receivable ............................
Exercise of stock options ..............                     12,186         13            4,581
Cancellation of all Class A warrants
 and Class B warrants, plus
 $50,000 ...............................                    325,000        325          (50,325)
Cashless exercise of warrants ..........                    195,372        195             (195)
Exercise of warrants ...................                     97,339         97          434,310
Issue of stock options below market ....                                                220,000
Issue of warrants to a vendor ..........                                                360,000
Change on unrealized gain on
 marketable securities (net of
 income taxes) .........................
Net Income .............................
Balance -- March 31, 2000
                                         --------------  ----------    -------      -----------
 Unaudited .............................       3         15,430,077     15,430       14,453,728
                                         --------------  ----------    -------      -----------



                                              Note
                                           Receivable
                                              from       Accumulated       Comprehensive
                                          Stockholder  Earnings (Deficit)     Income          Total
                                         ------------- ---------------    --------------- ---------------
Balance -- September 30, 1998 ..........                  (1,666,869)      $           0   $   2,589,347
Contribution of 250,000 shares of
 FinancialWeb stock and 60,000
 warrants of Socket Communi-
 cations, Inc. .........................                                                         108,956
Stock option compensation to an
 officer ...............................                                                         775,000
Unrealized gain on marketable
 securities (net of income taxes)
 October 1, 1998 -- June 3, 1999 .......                                       2,380,585       2,380,585
Net Loss ...............................                  (1,161,558)                         (1,161,558)
Executive compensation to board of
 directors .............................                                                          25,000
                                            --------      ----------       -------------   -------------
Balance June 3, 1999 ...................                  (2,828,427)          2,380,585       4,717,330
Acquisition of The Harmat
 Organization ..........................                   2,828,427          (2,380,585)             --
BarPoint.Com, Inc. equity at
 June 3, 1999 ..........................                     (89,602)                            151,898
Recapitalization of BarPoint.Com,
 Inc. ..................................                                                              --
Acquisition costs ......................                                                        (189,000)
Private placements and subscription
 note receivable .......................    (750,000)                                          6,054,515
Licensing Agreement -- Note 6 ..........                                                       1,500,000
Exercise of stock options ..............                                                          17,500
Issuance of preferred stock ............                                                              30
Unrealized gain on marketable
 securities (net of income taxes) ......                                      (1,015,665)     (1,015,665)
Net Loss ...............................                    (348,993)                           (348,993)
                                            --------      ----------       -------------   -------------
Balance -- September 30, 1999 ..........    (750,000)       (438,595)         (1,015,665)     10,887,615
                                            --------      ----------       -------------   -------------
Balance Forward -- September 30,
 1999 ..................................    (750,000)       (438,595)         (1,015,665)     10,887,615
Common stock dividend to
 stockholders of record
 June 2, 1999 ..........................                                                              --
Acquisition of Synergy Solutions,
 Inc. ..................................                                                         408,282
Payment of subscription note
 receivable ............................     750,000                                             750,000
Exercise of stock options ..............                                                           4,594
Cancellation of all Class A warrants
 and Class B warrants, plus
 $50,000 ...............................                                                         (50,000)
Cashless exercise of warrants ..........                                                              --
Exercise of warrants ...................                                                         434,407
Issue of stock options below market ....                                                         220,000
Issue of warrants to a vendor ..........                                                         360,000
Change on unrealized gain on
 marketable securities (net of
 income taxes) .........................                                       2,723,949       2,723,949
Net Income .............................                  12,003,230                          12,003,230
                                            --------      ----------       -------------   -------------
Balance -- March 31, 2000
 Unaudited .............................          --      11,564,635           1,708,284      27,742,078
                                            --------      ----------       -------------   -------------

                              BARPOINT.COM, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               September 30, 1999 and March 31, 2000 (Unaudited)


NOTE A -- PRINCIPLES OF CONSOLIDATION AND BUSINESS


     The company was incorporated in Delaware on December 19, 1995 under the name The Harmat Organization, Inc. ("Harmat") and began operations as a construction, architectural landscape design and real estate development firm. Beginning in 1997, Harmat believed that it was in the best interest of the stockholders of the Company to change its direction away from the real estate business. The real estate market in which Harmat concentrated changed, and management felt that there were fewer prospects for significant profit in the future. The Company began making strategic investments in technologically oriented companies.


     On June 3, 1999, Harmat acquired all issued and outstanding shares of BarPoint.com, Inc. ("BarPoint"), as more fully described in Note F below. The transaction was accounted for as a reverse acquisition, as if BarPoint acquired Harmat, due to the fact that the former stockholders of BarPoint owned a majority of Harmat common stock after the transaction. The consolidated financial statements presented herein for the periods prior to the effective date of the acquisition only include the accounts of BarPoint since its inception. The consolidated statement of stockholders' equity has been converted from BarPoint's capital structure to Harmat's capital structure to reflect the exchange of shares pursuant to the Agreement. The consolidated group of companies are collectively referred to herein as the "Company". Comparative financial statements are not included as a result of this reverse acquisition.


     The financial statements reflect the financial position and results of operations of BarPoint.com, Inc. and its subsidiaries on a consolidated basis. The Company's policy is to consolidate all majority-owned subsidiaries. All inter-company amounts have been eliminated in consolidation and necessary adjustments have been made to the interim financial statements.



     The Company has concluded private placements of securities pursuant to which it issued an aggregate of 4,499,868 shares of common stock and received net proceeds of approximately $6,054,000 and a subscription note receivable of $750,000. (See Note D)


     The Company "soft launched" its preview website in December 1999 and intends to launch the more complete version of its website and service in early 2000. The website, www.BarPoint.com, will feature a patent-pending search engine and software technology that allows consumers to use the standard UPC barcode that appears on approximately 100 million retail items to search for product specific information from the internet. The website will offer consumers the opportunity to search for product specific information and shop for products by entering any UPC barcode number.


Restatement


     Subsequent to the issuance of the Company's year ended September 30, 1999 financial statements, the Company's management determined that the fair value of the Product Supply and Technology Licensing Agreement with Symbol Technologies, Inc. executed on July 30, 1999, was not properly valued. In August 1999 the Company issued 1,315,789 shares of common stock at $1.90 per share totaling $2,500,000 to Symbol Technologies, Inc. for (a) delivery of $1,000,000 in cash, and (b) a Product Supply and Technology Licensing Agreement commencing on October 1, 1999 thereby creating a partnership with an established enterprise affording the Company easier access to potential users and market acceptance. No value was recorded for the Product Supply and Licensing Agreement. As a result, the financial statements for the year ended September 30, 1999 and six months ended March 31, 2000 (unaudited) have been restated from amounts previously reported to record the $1,500,000 fair value of the Product Supply and Licensing

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE A -- PRINCIPLES OF CONSOLIDATION AND BUSINESS -- (Continued)


Agreement, which is included in Software development and licensing, and a corresponding increase in Paid-in-Capital, as well as amortization of the asset on a straight line basis over a twenty-two month period commencing October 1, 1999.


     A summary of the significant effects of the restatement is as follows:






                                                                                                  From Inception   From Inception
                                                                                                 October 1, 1999   October 1, 1999
                                     Year Ended            Six Months Ended   Six Months Ended       through           through
                                 September 30, 1999         March 31, 2000     March 31, 2000     March 31, 2000   March 31, 2000
                            ----------------------------- ------------------ ------------------ ----------------- ----------------
                             As Previously   As Restated     As Previously       As Restated      As Previously      As Restated
                                Reported                       Reported          (Unaudited)         Reported        (Unaudited)
                                                              (Unaudited)                          (Unaudited)
Balance Sheet Data:
 Software development
  and licensing --  net
  of amortization .........  $    259,398     1,759,398     $     232,066       $  1,322,974      $     232,066     $  1,322,974
 Total Assets .............     9,941,151    11,441,151        15,743,839         36,834,747         35,743,829       36,834,747
 Paid in capital ..........    11,578,029    13,078,029        12,953,728         14,453,728         12,953,728       14,453,728
 Accumulated
  Deficit -- Development
  Company .................    (1,015,665)   (1,015,665)       11,826,474         11,564,636         11,026,474       11,564,636
 Total Stockholder's
  Equity ..................     9,387,615    10,887,615        26,603,916         27,742,078         26,503,916       27,742,078
Statement of Operation
 Data:
 Selling, general and
  administration
  expenses ................                                     4,897,532          5,306,625          5,729,802        6,138,915
 Net income ...............                                    12,292,049         12,003,230         11,826,474       11,564,635
Net income per common
 share:
 Basic ....................                                 $        0.81       $       0.79      $        0.99     $       0.98
 Diluted ..................                                 $        0.71       $       0.70      $        0.88     $       0.86


NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Cash and Cash Equivalents. The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.


     Concentrations of Credit Risk Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions. The amount of deposit in any one institution that exceeds federally insured limits is subject to credit risk. Such amount was approximately $5,814,000 at September 30, 1999.


     Marketable Securities. The Company accounts for its investments pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified into the following three categories: held-to-maturity debt securities; trade securities; and available-for-sale securities.


     Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. At September 30, 1999

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

investments were classified as available for sale securities. Unrealized gains and losses for available-for-sale securities are excluded from earnings and reported as a net amount as a separate component of stockholders' equity as comprehensive income until realized. The Company primarily uses the specific identification method for gains and losses on the sales of marketable securities (see Note C).


     Property and Equipment. Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from five to ten years for furniture, fixtures and office equipment and three to five years for computer equipment.



     Earnings (Loss) Per Share. The Company has adopted Statement of Financial Accounting Standards No.128, Earnings Per Share, (SFAS 128) requires the presentation of two earnings per share (EPS) amounts, basic and diluted. Basic EPS is calculated on the weighted average number of shares outstanding and diluted EPS includes the effect of outstanding options and warrants.



     The reconciliation of the basic and diluted earnings per common share is as follows:




                                                         For the Year        Unaudited            Unaudited
                                                            Ended           Six Months          From Inception
                                                        September 30,          Ended         October 1998 Through
                                                             1999         March 31, 2000        March 31, 2000
                                                       ---------------   ----------------   ---------------------
Weighted average common shares outstanding .........      8,221,278         15,144,561            11,854,828
Diluted effect of:
 Employee stock options ............................             --          1,892,422             1,488,265
 Warrants ..........................................             --             82,463                28,047
                                                          ---------         ----------            ----------
Weighted average common shares outstanding,
 assuming dilution .................................      8,221,278         17,119,446            13,371,160



     For the year ended September 30, 1999 diluted EPS is not presented since no effect was given to outstanding options, as it would be anti-dilutive. For the period ended March 31, 2000, (unaudited) options to purchase 24,300 shares of common stock were outstanding but were not included in the computation of diluted EPS because the option's exercise price was greater than the average market price of the current shares.



     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Segment Information. The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" which requires public companies to report selected segment information in the interim financial reports to shareholders. The Company has determined that it has only one reportable segment.


     Goodwill. The goodwill related to the acquisition of Synergy Solutions, Inc. is being amortized over 15 years on a straight line basis.



     Software Development Costs. Costs relative to the initial software development related to the Company's underlying technology are capitalized and carried at book value and include $220,000 for services rendered by

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)


certain stockholders. Such costs are being amortized over 5 years, subject to periodic evaluation for impairment. Costs to maintain such technology going forward, and ongoing planning stage web development costs will be expensed.


     Licensing Costs


     The Company issued 1,315,789 shares of common stock at $1.90 per share totaling $2,500,000 to Symbol Technologies, Inc., for (a) delivery of $1,000,000 in cash, (b) a Product Supply and Technology License Agreement commencing on October 1, 1999, and (c) the agreement by Symbol to make available to the Company up to 110,000 Symbol SPT 1500 machines at a discount. The $1,500,000 value of the Product Supply and Licensing Agreement will be amortized on a straight line basis over 22 months commencing October 1, 1999.


     Revenue Recognition. Revenue is recognized from services upon completion of the services and from software sales when payment has been received.


     Software Revenue Recognition. In March 1998, the AICPA issued Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" ("SOP 98-4"). SOP 98-4 defers for one year the application of certain provisions of Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). Different informal and authoritative interpretations of certain provisions of SOP 97-2 have arisen and, as result, the AICPA is deliberating amendments to SOP 97-2, so they can issue interpretations regarding the applicability and the method of application of those provisions. The adoption of SOP 97-2 has not had a material impact on the Company's consolidated statements of operations, balance sheets or cash flows.



     Income Taxes. The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.



     Advertising. The Company recognizes advertising expense in accordance with Statement of Position ("SOP") 93-7 "Reporting on Advertising Costs". As such, the Company expenses the costs of advertising when incurred. For the year ended September 30, 1999 the Company incurred advertising expense of $90,800. For the six months ended March 31, 2000 (unaudited) the Company incurred advertising expense of $923,252. These amounts are included in selling, general and administration expenses.



     Stock-Based Compensation. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, Accounting for Stock-Based Compensation. APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123


     Comprehensive Income (Loss). The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The only item of comprehensive income (loss) that the Company currently reports is unrealized gains (losses) on marketable securities.

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE C -- MARKETABLE SECURITIES

     Marketable securities consist of investments in equity securities at discounted market value, since they are unregistered or constrained securities. The unrealized gain, net of deferred federal income tax, at acquisition date was $2,380,585. For the period ended September 30, 1999 the unrealized gain, net of deferred federal income tax, was $1,364,920. As of March 31, 2000 (unaudited) the unrealized gain, net of deferred federal income tax, was $4,088,869.



NOTE D -- SUBSCRIPTION AND LOANS RECEIVABLE



     A subscription note receivable in the amount of $750,000 bears interest at 8% per annum and maturing on February 12, 2000. The note was secured by 394,737 shares of common stock of the Company. In the event the note is not paid at maturity the shares of common stock held in escrow shall be canceled and the obligor shall have no further liability or obligation under this note. The subscription note receivable for $750,000 plus accrued interest of $35,178 was paid in full on February 11, 2000 (unaudited).


     Harmat loaned $175,000 to Axxess, Inc. now known as Financial Web.Com, Inc., an unaffiliated third party. The loan is evidenced by a $175,000 Promissory Note dated August 15, 1997 which bears interest at 2% above the prime rate and unpaid interest and principal were due August 15, 1998. Axxess, Inc. pledged 600,000 shares of its common stock as collateral and authorized warrants to purchase its common stock for a price of $.25 per share (as amended) expiring August 14, 2000. On December 15, 1998, Harmat notified Axxess, Inc. that it was exercising its warrants to purchase 175,000 shares of Axxess, Inc. for an aggregate subscription price of $43,750. The subscription price was applied against the loan balance. A new promissory note was issued for $150,436 (the remaining principal balance plus accrued interest). The new note bears interest at 9.75% per annum and matures December 15, 1999. The Company granted an extension on this loan to February 15, 2000. The promissory note for $150,436 plus accrued interest of $16,012 was paid in full on January 21, 2000.


     In connection with the sale of property in Quogue, New York, the buyer mortgaged $60,000 of the purchase price to Harmat. The mortgage is payable monthly (interest only) at an interest rate of 12% per annum and matures May 7, 2000. As of July 31, 2000, the mortgage receivable note had not been paid.



     In March 2000 an escrow deposit of $190,000 was made in connection with the PriceBee merger and acquisition. See "Legal Proceedings."


NOTE E -- FAIR VALUE OF FINANCIAL INSTRUMENTS


     Effective December 31, 1995, the Company adopted SFAS No. 107, "Disclosure about Fair Value Financial Instruments", which requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. The Company's financial instruments include cash and cash equivalents, marketable securities, payables and short-term loans. It is estimated that the carrying amount approximated fair value because of the near term maturities of such obligations.

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE F -- ACQUISITION OF ASSETS OF BARPOINT.COM, INC.
     On June 3, 1999, Harmat acquired all of the issued and outstanding shares of BarPoint.com, Inc. (Fla.) (a Company which commenced business in October,
1998) pursuant to an Acquisition Agreement dated May 20,1999. The transaction was accounted for as a reverse acquisition, as if BarPoint acquired Harmat, due to the fact that the former stockholders of BarPoint owned a majority of Harmat common stock after the transaction.


     The consideration for the acquisition was 6,634,042 shares of the Company's common stock based upon a negotiated value of $1.90 per share. The purchase price was subject to adjustment depending upon the value of certain of the Company's assets at the date of closing and over a 45-day period following the closing.


     In connection with the acquisition, a Stockholder of Harmat made a capital contribution to the Company of 250,000 shares of FinancialWeb.com, Inc. (the "Fweb Stock") and certain other assets. The Company declared a stock dividend to the stockholders of record as of June 2, 1999 calculated subsequent to the 45-day period following closing and payable to stockholders on October 20, 1999, excluding the stockholders of BarPoint.com, Inc. The dividend declared was 878,770 shares of common stock.


     As part of the acquisition the Company authorized five (5) year options to purchase 800,000 shares of the Company's common stock at an exercise price of $1.90 per share. BarPoint's management is authorized to determine the distribution of such options. Such options vest as follows: one-third ( 1/3) immediately after one year from the date of Closing, one-third ( 1/3) after the second year from the date of Closing, in the event BarPoint achieves 50% of its revenue projection of $49,000,000 in such second year, and the balance of one-third ( 1/3) after the third year from the date of Closing, in the event BarPoint achieves 50% of its revenue projection of $179,000,000 in such third year.



     As part of the transaction, the Company sold to Leigh Rothschild, the Chairman of the Company, three (3) shares of the Company's Series A Preferred Stock, one Class I share, one Class II share and one Class III share, for an aggregate purchase price of $10. The Preferred Stock shall vote on a pari-pasu basis with the Company's Stock. As of September 30, 1999, the Company had outstanding 1,500,000 Class A Warrants and 500,000 Class B Warrants (collectively, the "Warrants"). One share of Preferred Stock shall be voted in accordance with the issuance of the Class A Warrants and one share of Preferred Stock shall be voted in accordance with the issuance of the Class B Warrants. The Preferred Stock shall be entitled to one vote for each share of common stock issued upon exercise of the Warrants. So long as the Warrants are outstanding and are not exercised, then the Preferred Stock allocated to the Warrants shall have no vote. In the event the Warrants are not exercised and expire by their terms, then the Preferred Stock shall be canceled. The third share of Preferred Stock shall have 346,766 votes. In no event will any of the Preferred Stock have any votes after five (5) years from the date of issue.



     In connection with services rendered, the new consulting agreement and guarantees issued by Matthew Schilowitz relating to collectability of certain assets of Harmat, Mr. Schilowitz was awarded options to purchase the aggregate of 190,615 shares at $1.90 per share, exercisable over a five (5) year period.


     David W. Sass, a director of the Company, is the father of Jeffrey W. Sass, a founder, Stockholder, and director of BarPoint. McLaughlin & Stern, LLP, general counsel to the Company, was a Stockholder of BarPoint and received shares in the Company as part of the transaction. David W. Sass is a member of said firm and also a Stockholder of the Company

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE G -- COMMITMENTS AND CONTINGENCIES
     Consulting Agreement. In February 1998, Harmat entered into a one year consulting agreement with Spencer Trask to advise the Harmat on financial matters in connection with the operation of the business including acquisitions, mergers and other similar business combinations. The agreement was extended to February 2000. Harmat paid Spencer Trask an initial $10,000 retainer and an additional $3,500 per month. In addition, Spencer Trask is to receive a transaction fee for any transactions consummated by Harmat during the term of the agreement or within two years after the end of the term. In connection with this agreement Spencer Trask was granted five year warrants to purchase 200,000 shares of Harmat's common stock at $.35 per share. In connection with the acquisition (see Note F), Spencer Trask was paid a fee of $189,000. On November 5, 1999 the Company and Spencer Trask terminated the consulting agreement, however, the Company shall continue to make payments of the retainer fee through January 2000 and the warrants remain in full force. As part of this agreement the Holder of the warrants have agreed not to sell more than 28,500 shares per month commencing January 1, 2000. On December 23, 1999, Spencer Trask purchased 195,372 common shares on a cashless exercise of the 200,000 warrants.



     Properties. The Company rents over 10,000 square feet of office space Ft. Lauderdale, Florida under a new five-year lease commencing in January 2000. Annual future lease payments:




  Year        Amount
--------   -----------
  2001      $207,544
  2002      $299,525
  2003      $311,506
  2004      $323,487
  2005      $335,468


     Employment Agreement. On June 3, 1999, the Company entered into an Employment Agreement with Leigh Rothschild, a stockholder, director, and chief executive officer, for 3 years with a base salary of $200,000 in the first year, increasing in $50,000 increments each subsequent year.



     On June 3, 1999, the Company entered into a three year employment agreement with Jeffrey W. Sass and a three year consulting agreement with Matthew Schilowitz, who are also company stockholders and directors, for an annual base of $150,000 each, with increments of $25,000 and $50,000 each year thereafter.


     On March 24, 2000, the Company entered into a two-year employment agreement with John C. Macatee, a director and chief executive officer, with a base salary of $400,000 in the first year and increasing to $450,000 for the second year.


     On March 27, 2000 the Company entered into a new two-year employment agreement, which supersedes his prior employment agreement, with Leigh M. Rothschild, a stockholder, director and chairman of the board. The new employment agreement provides that Mr. Rothschild shall serve as the Chairman of the Board and not as the Chief Executive Officer, with a base salary of $300,000 in the first year increasing to $350,000 for the second year.


     On March 27, 2000 the Company entered into a new two-year employment agreement, which supersedes his prior employment agreement, with Jeffery W. Sass, a stockholder, director and chief operating officer. The new employment agreement provides for a base salary of $250,000 in the first year increasing to $300,000 for the second year.

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE H -- RELATED PARTY TRANSACTIONS

     The Company paid a finders fee to Mr. Schilowitz, a stockholder of the Company, in the amount of $246,455 in connection with the private placements. The fee was offset against Mr. Schilowitz's loan balance of $218,655 as payment in full plus Harmat's expenses of approximately $27,800. In addition the Company repaid an advance to Leigh Rothschild in the amount of $110,000.



     The law firm of McLaughlin & Stern, LLP of which Mr. Sass, a stockholder of the Company is a principal, received legal fees of approximately $69,000 for the year ended September 30, 1999 and $120,000 for the six months ended March 31, 2000.



NOTE I -- YEAR 2000 ISSUES


     The effects of the Year 2000 issue may be experienced by the Company before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems' failures which could affect the Company's ability to conduct normal business operations. The Company believes that by monitoring the Year 2000 readiness of key external parties, it is mitigating its Year 2000 risks as all internal systems are Year 2000 compliant. However, there can be no assurance that the uncertainties surrounding the Year 2000 issue will not materially and adversely affect the Company.



NOTE J -- STOCK OPTION PLANS AND WARRANTS


     The Company has four stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized.



     a) The Plan for Incentive Compensation of Matthew Schilowitz (the "Schilowitz Incentive Plan"), who was the principal stockholder, was adopted by the Board of Directors and approved by Harmat's sole stockholder on March 1, 1996 and amended August 3, 1996. Pursuant to such plan, Mr. Schilowitz has been granted an option to purchase up to an aggregate of 500,000 shares of common stock at an exercise price of $.35, (as amended). The exercise price and number of options have been amended to $.30 and 576,748 respectively due to the dilutive effect of the acquisition. In conjunction with the acquisition all such options have become fully vested resulting in the accrual of compensation expense in the amount of $775,000, which has been reflected in the operations of Harmat prior to June 3, 1999.



     b) In February 1996, the Board of Directors adopted the 1996 Joint Incentive and Non-Qualified Stock Option Plan (the "Plan") providing for the granting of up to 400,000 shares of the Harmat's common stock. In January 1997, the Harmat granted five year options under the Plan providing for 10,000 shares at a price of $2.125 per share ($.35 as amended) to four directors and two key employees of the Harmat. During 1998, 10,000 of these options were forfeited with the termination of employment of a key employee. In March 1998, the Harmat's chief executive officer and principal Stockholder was granted 300,000 shares at an exercise price of $2.337 per share ($.35, as amended). The exercise price and number of options have been amended to $.30 and 346,049 respectively due to the dilutive effect of the acquisition. As of September 30, 1999 and March 31, 2000, 50,000 options have been exercised.


     c) As part of the acquisition the Company authorized five-year options to purchase 800,000 shares of the Company's common stock at an exercise price of $1.90 per share. Such options vest as follows: one-third after June 3, 2000; one-third after June 3, 2001 in the event the Company achieves 50% of its revenue projection of $49,000,000 in the second year and one third after June 3, 2002 in the event the Company

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE J -- STOCK OPTION PLANS AND WARRANTS -- (Continued)

achieves 50% of its revenue projection of $179,000,000 in the third year. As of September 30, 1999, an aggregate of 560,000 options have been granted. As of March 31, 2000, an aggregate of 800,000 options have been granted.



     d) The 1999 Plan for Incentive Stock Options was adopted by the Board of Directors on September 17, 1999 subject to stockholder approval, authorizing the Company to grant five year options to purchase 1,500,000 shares of the Company's common stock at fair market value at date of grant or 85% of fair market value. As of September 30, 1999, an aggregate of 205,000 options have been granted. The plan was approved at the annual meeting of stockholders on April 4, 2000, authorizing the Company to grant five-year options to purchase 1,500,000 shares of the Company's common stock at fair market value at date of grant or 85% of fair market value. As of March 31, 2000, an aggregate of 1,405,200 options have been granted including 180,000 stock options to Mr. Schilowitz at a 15% discount to market resulting in a $220,000 compensation expense.


     In August 1999 the Company issued 60,000 warrants to a vendor at an exercise price of $4.04, the warrants expire in three years. This resulted in a marketing expense of $360,000 which has been reflected in the financial statements for the six months ended March 31, 2000 (unaudited).



     A summary of the status of the Company's stock options as of March 31, 2000, and the changes during the six months ended March 31, 2000 is presented below:


                               Weighted-Averaged




                                                                                              Exercise
Fixed Options                                                                    Shares        Price
--------------------------------------------------------------------------   -------------   ---------
October 1 1998 ...........................................................       972,797      $  .30
  Granted ................................................................       582,281        2.82
  Exercised ..............................................................       (50,000)        .35
  Forfeited ..............................................................             0          --
September 30 1999 ........................................................     1,505,078      $  .76
  Granted ................................................................     1,280,200        7.57
  Exercised ..............................................................           586        1.90
  Forfeited ..............................................................        (8,700)       7.42
  March 31 2000 (unaudited) ..............................................     2,777,164
  Exercisable at March 31 2000 ...........................................     2,777,164        4.16
Weighted-average fair value of options granted during the year ended
  September 30, 1999 .....................................................    $     2.82
Weighted-average fair value of options granted during the six months ended
  March 31, 2000 (unaudited) .............................................    $     7.57


     On April 4, 2000 the Board of Directors amended the 1999 Equity Incentive Plan, subject to stockholder approval, authorizing the Company to grant an additional 1,500,000 five-year options to purchase shares of the Company's common stock at fair market value at date of grant or 85% of fair market value.

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE J -- STOCK OPTION PLANS AND WARRANTS -- (Continued)

     The following table summarizes information about fixed stock options outstanding at September 30, 1999

   Outstanding                      Weighted Average
 Exercise Price        Number         Remaining at      Weighted Average        Number       Weighted Average
   Contractual      Outstanding         9/30/98          Exercise Price      Exercisable      Exercise Price
----------------   -------------   -----------------   ------------------   -------------   -----------------
 $    .30            922,797        2.5 to 7 years          $  .30            922,797            $  .30
 $   1.90            377,281            5 years             $ 1.90            377,281            $ 1.90
 $   4.50            205,000            5 years             $ 4.50            205,000            $ 4.50

     The following information concerning the Company's stock option plans is provided in accordance with SFAS No. 123 "Accounting for Stock Based Compensation." The Company accounts for such plans in accordance with APB No. 25, "Accounting for Stock Issue to Employees."


     The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 0%, risk-free interest rate of 5.0%, expected volatility of 115.04%, and expected lives of 5 years for the options.


     If the Company had used the fair value based method of accounting for its employee stock option plan, as prescribed by Statement of Financial Accounting No. 123, compensation cost included in the net loss for the year ended September 30, 1999 would have increased by approximately $1,267,000, resulting in a net loss of $(1,249,595), net of tax, and loss per share of $(.15).


NOTE K -- INCOME TAXES


     The income tax benefit for the year ended September 30, 1999 consists of the following:


          Loss before income tax benefit ....................     $ (846,595)
          Federal income tax benefit at 36% .................        305,000
          Prior NOL allowable under IRC Section 382 .........        103,000
          Income tax benefit ................................     $  408,000

     The income tax expense for the six months ended March 31, 2000 consists of the following:


         Income ............................................    $17,997,956
         Federal income tax at 34% .........................      6,097,726
         Prior NOL allowable under IRC Section 382 .........       (103,000)
                                                                -----------
         Income tax provision ..............................    $ 5,994,726

         Current provision .................................    $ 5,773,726
         Deferred provision ................................    $   221,000
                                                                -----------
                                                                $ 5,994,726
                                                                ===========

     The Company has federal net operating loss carryforwards (NOL) of approximately $1,680,000 and expects these NOL to be available in the future to reduce the federal income tax liability of the Company. However, due to the ownership change, the Company's ability to utilize the NOL's are restricted under

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE K -- INCOME TAXES -- (Continued)

Section 382 of the Internal Revenue Code (IRC). Therefore, a tax benefit has been reflected only to the extent allowable in the current year.


     Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred income tax assets are as follows:


                                                                                (Unaudited)
                                                             September 30,       March 31,
                                                                  1999             2000
                                                            ---------------   --------------
Deferred income tax assets:
NOL prior to acquisition ................................     $  604,800        $  398,800
NOL generated in the current year .......................        305,000                --
Stock based compensation (prior to acquisition) .........        279,000           279,000
Stock based compensation and marketing expense ..........             --           200,000
Valuation allowance .....................................       (501,800)         (398,800)
                                                              ----------        ----------
                                                              $  687,000        $  479,000
Deferred income tax liabilities:
Unrealized gain on marketable securities ................     $  902,899        $2,725,894
                                                              ----------        ----------
  Deferred taxes ........................................     $  215,899        $2,246,894


NOTE L -- ACQUISITIONS


     On November 5, 1999 pursuant to an Agreement for Merger and Reorganization of BarPoint.com, Inc. through a newly organized, wholly owned subsidiary ("Sub") acquired all of the issued and outstanding shares of Synergy Solutions, Inc. The purchase price for the acquisition consisted of the following:


   A. 75,000 shares of common stock, par value $.001 per share, of BarPoint (the "BarPoint Common Stock");


     B.  cash totaling $100,000; and


   C. in the event Sub achieves at least Four Hundred Thousand Dollars ($400,000) in earnings, before interest, taxes, depreciation and amortization ("EBITDA") no later than twelve (12) months from the date of the closing, 75,000 shares of BarPoint Common Stock, par value $.001 per share, which shares shall be held in escrow pursuant to an escrow agreement.


     BarPoint shall pay the stockholders additional consideration in proportion to their respective ownership of Synergy equal to (x) thirty percent (30%) of Sub's EBITDA attributable to operations ending as of the first anniversary of the closing; (y) twenty-five percent (25%) of Sub's EBITDA attributable to operations between the first and second anniversaries of the closing; and (z) twenty percent (20%) of Sub's EBITDA attributable to operations between the second and third anniversaries of the closing (collectively, the "Earn Out"). BarPoint shall deliver the Earn Out for each Earn Out period within ninety (90) days of the first, second and third anniversary dates of the Closing.


     Any such Earn Out shall be paid in cash until the EBITDA equals eight hundred thousand dollars ($800,000) and thereafter, in BarPoint common stock, valued at the closing bid price three (3) business days prior to payment.

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE L -- ACQUISITIONS -- (Continued)

     Synergy Solutions, Inc. provides computer consulting services with expertise in developing computer programs for the Palm OS devices and other pentium based computer devices and developing web server applications with various software, including, but not limited to, Oracle Unix/Linux Systems.


     Employment agreements were entered into with various executives of Synergy Solutions, Inc. as well as the granting of options under the BarPoint.com, Inc., Incentive Option Plan, which is subject to shareholder approval.


     The business combination was accounted for as follows:



          Current assets .............................    $ 78,651
          Furniture and equipment -- net .............    $ 13,668
                                                          --------
          Total assets ...............................    $ 92,319
          Less: total current liabilities ............    $ 82,322
                                                          --------
          Net book value .............................    $  9,997
          Goodwill ...................................    $498,285
                                                          --------
          Total consideration on acquisition .........    $508,282



     The following are summarized, unaudited pro forma results of operations for the six months ended March 31, 2000 and year ended September 30, 1999, assuming the acquisition occurred as of the beginning of the period.




                                        Six months ended         Year ended
                                         March 31, 2000      September 30, 1999
                                       ------------------   -------------------
 Total revenue .....................      $    241,711          $  408,269
 Net income (loss) .................      $ 11,978,071          $ (378,304)
 Net income (loss) per common share:
  Basic ............................      $       0.79          $    (0.05)
  Diluted ..........................      $       0.70          $    (0.05)



     These pro forma results are not indicative of either future financial performance or actual results, which would have occurred had the acquisition been made as of October 1, 1998.


NOTE M -- SUBSEQUENT EVENTS


     On April 4, 2000 the Board of Directors approved an employee benefits program including a 401(k) Retirement Plan and an employee Stock Purchase Plan. The 401(k) Plan provides for the Company to match 25% of the first six percent of employee contributions and an additional 25% of the first six percent of employee contributions if certain annual Company goals are achieved. The employee Stock Purchase Plan provides for the Company to contribute up to 15% of the common stock purchased by the employee.


     On April 4, 2000, PriceBee.com, Inc. submitted a claim for arbitration to the American Arbitration Association with respect to our termination of an agreement and plan of merger, whereby we had agreed to acquire PriceBee. PriceBee alleges that our termination of the agreement and plan of merger was wrongful and seeks specific performance and/or $5.0 million in damages. We have submitted a counterclaim against PriceBee alleging breach of the agreement and plan of merger on the part of PriceBee and are seeking $7.0 million in damages. We are not a party to any other material legal proceedings.

                              BARPOINT.COM, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE M -- SUBSEQUENT EVENTS -- (Continued)


     On April 4, 2000 the annual meeting of shareholders was held and the shareholders approved the election of directors, adopting the 1999 Equity Incentive Plan, ratified the granting of certain options to officers and directors and adopting an amendment to the Company's Certificate Incorporation increasing the authorized shares of common stock to 100,000,000 shares.


     On April 5, 2000 the Company completed a private equity offering selling 1,848,333 common shares at a price of $12 per share by the Company and selling stockholders. Included in the total number of shares was 370,833 shares sold by two shareholders. Matthew Schilowitz, a former director and founder of the Company sold 100,000 shares and the Irrevocable Trust III, of which Jay Howard Linn, a director, serves as trustee and the beneficiaries of which are family members of Leigh Rothschild, the Company's chairman, sold 270,833 shares. The Company received gross proceeds of approximately $17.7 million for the sale of 1,477,600 shares of BarPoint Common Stock.


     In June 2000 the Company was approved for trading on the Nasdaq SmallCap Market.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution


     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by BarPoint in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.


        Securities and Exchange Commission registration fee .....    $ 11,959
        Printing and engraving expenses .........................       2,500
        Accounting fees and expenses ............................      25,000
        Legal fees and expenses .................................      50,000
        Transfer Agent's fees and expenses ......................       2,000
        Miscellaneous ...........................................       8,541
                                                                     --------
           TOTAL ................................................    $100,000
                                                                     ========

Item 14. Indemnification of Directors and Officers


     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to BarPoint and its stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to BarPoint for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.


Item 15. Recent Sales of Unregistered Securities


     On April 5, 2000, BarPoint completed a private placement of 1,477,600 shares of common stock to eight of the selling stockholders for gross proceeds of $17.7 million.


     In June, 1999, we issued 6,634,042 shares of common stock in connection with our acquisition of BarPoint.Com, Inc. The transaction was valued at $1.90 per share, but is subject to adjustment based on the value of certain assets subsequent to the date of closing.


     On August 4, 1999 and August 5, 1999, the company concluded private placements of an aggregate of 3,958,550 shares of common stock to Symbol Technologies, Inc. and 59 accredited investors and received gross proceeds of approximately $6,166,500 in cash and a subscription note.


     The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.


Item 16. Exhibits and Financial Statement Schedules

A. Exhibits


 Exhibit    Exhibits
---------   ------------------------------------------------------------------------------------------
  2.1       Stock Purchase Agreement dated May 20, 1999, incorporated herein by Reference to
            Exhibit 1 to the Registrant's Report on Form 8-K on June 3, 1999.
  2.2       Addendum to Stock Purchase Agreement dated June 1, 1999, incorporated by
            Reference to Exhibit 2 to the Registrant's Report on Form 8-K on June 3, 1999.
  3.1       Registrant's Articles of Incorporation as amended to date, incorporated herein by
            Reference to Exhibit 3.1 to Registrant's Registration Statement on Form SB-2, File No.
             333-3501.
  3.2       Registrant's Certificate of Amendment to the Certificate of Incorporation of the
            Registrant authorizing the Series A Preferred Stock, incorporated herein by Reference to Exhibit 6 to the Registrant's Report on Form 8-K on June 3, 1999.
  3.3       Registrant's Certificate of Amendment to the Certificate of Incorporation of the
            Registrant changing the name of the corporation, incorporated herein by Reference to
            Exhibit 1 to the Registrant's Report on Form 8-K on June 15, 1999.
  3.4       Registrant's By-Laws, as amended to date, incorporated herein by Reference to Exhibit
            3.2 to Registrant's Registration Statement on Form SB-2, File No. 333-3501.
  4.1       Form of Common Stock Certificate, incorporated herein by Reference to Exhibit 4.1 to
            Registrant's Registration Statement on Form SB-2, File No. 333-3501.
  4.2       Registrant's 1996 Stock Option Plan incorporated herein by Reference and as amended
            June 19, 1997 (Exhibit 4.5 to Registrant's Registration Statement on Form SB-2, File
            No. 333-3501).
  5.1       Opinion of Greenberg Traurig, P.A.
 10.1       Employment Agreement between the Registrant and Leigh M. Rothschild , incorporated herein by Reference to Exhibit 10.2 to the Registrant's Report on Form
            10-QSB for the quarter ended March 31, 2000.
 10.2       Employment Agreement between the Registrant and John C. Macatee, incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 10-QSB for the
            quarter ended March 31, 2000.
 10.3       Employment Agreement between the Registrant and Jeffrey W. Sass, incorporated herein by Reference to Exhibit 10.3 to the Registrant's Report on Form 10-QSB for
            the quarter ended March 31, 2000.
 10.3       Consulting Agreement between the Registrant and Matthew C. Schilowitz, incorporated herein by Reference to Exhibit 3 to the Registrant's Report on Form 8-K on June 3,
                1999.
 10.4       Agreement for Merger and Reorganization among Registrant, Newco, Synergy
            Solutions, Inc. and the stockholders of Synergy Solutions, Inc. incorporated herein by
            Reference to Exhibit 1 to the Registrant's Report on Form 8-K on November 15, 1999
 23.1       Consent of Greenberg Traurig, P.A. (included in Exhibit 5.1)
 23.2       Consent of Marks Paneth & Shron LLP
 24.1       Power of Attorney (included on the signature page)
 27.1       Financial Data Schedules (SEC use only)

Item 17. Undertakings


     The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


     The Registrant hereby undertakes that:


     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pompano Beach, State of Florida, on this 19th day of May, 2000.



                                          BARPOINT.COM, INC.


                                          By:   /S/ JOHN C. MACATEE
                                             ----------------------------------

                                             John C. Macatee

                                             President and Chief Executive
                                             Officer

                               POWER OF ATTORNEY


     Each person whose signature appears below constitutes and appoints John C. Macatee and Jeffrey W. Sass or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.





                       Signature                                         Title                        Date
------------------------------------------------------   ------------------------------------   ---------------
              **                                         Chairman of the Board                  August 4, 2000
 ---------------------------------
 Leigh M. Rothschild

  /s/ JOHN C. MACATEE                                    President, Chief Executive Officer     August 4, 2000
 ---------------------------------                       and Director (Principal Executive
      John C. Macatee                                    Officer)

              **                                         Chief Operating Officer, Executive     August 4, 2000
 ---------------------------------                       Vice President and Director
 Jeffrey W. Sass

  /s/ Michael A. Karmelin                                Chief Financial Officer                August 4, 2000
 ---------------------------------                       (Principal Financial Officer)
      Michael A. Karmelin

              **                                         Director                               August 4, 2000
 ---------------------------------
 Seymour G. Siegel

              **                                         Assistant Secretary and Director       August 4, 2000
 ---------------------------------
 David W. Sass

              **                                         Director                               August 4, 2000
 ---------------------------------
 Jay Howard Linn

              **                                         Director                               August 4, 2000
 ---------------------------------
 Kenneth Jaeggi

              **                                         Director                               August 4, 2000
 ---------------------------------
 David Wachter

                       Signature                                         Title                        Date
------------------------------------------------------   ------------------------------------   ---------------
 /s/ Gerald C. McDonough                                 Director                               August 4, 2000
 ---------------------------------
 Gerald C. McDonough

 /s/ Marguerite W. Sallee                                Director                               August 4, 2000
 ---------------------------------
 Marguerite W. Sallee

 **By:    John C. Macatee
      ----------------------------
         Attorney in Fact

                                 EXHIBIT INDEX


 Exhibit    Exhibits
---------   ------------------------------------
  5.1       Opinion of Greenberg Traurig, P.A.
 23.2       Consent of Marks Paneth & Shron LLP
 27.1       Financial Data Schedules